UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08058037

FORM 6-K

SEC
Mail Processing
Section

SEP 19 2008

Washington, DC
101

**Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934**

Date of Report September 18, 2008

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

PROCESSED
SEP 24 2008
THOMSON REUTERS

A copy of the Registrant's Annual Report to shareholders for the fiscal year ended June 30, 2008 is furnished herewith but is not incorporated by reference into any other documents.

EXHIBITS

The following information is furnished to the SEC.

Exhibit No.	Document
(1)	Annual Report to shareholders for the fiscal year ended June 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: September 18, 2008

By: Elie Farah

Name: Elie Farah
Title: President and Chief Financial Officer

EXHIBIT 1

advancing health through

life-changing therapies





Annual Report 2008

Transition therapeutics inc.

Making a difference

Transition Therapeutics Inc. ("Transition" or the "Company") is a biopharmaceutical company focused on developing novel therapeutics in order to address unmet global medical needs in large disease indications, including Alzheimer's disease and diabetes.

Everyday activities that appear ordinary to most of us require extraordinary efforts for millions of people around the globe living with Alzheimer's disease and diabetes. At Transition, we are dedicated to making a difference in the lives of these patients through the development of life-changing therapies.

2008 Highlights

Alzheimer's Disease



Completion of ELND005 (AZD-103) Phase I Clinical Trial

In August 2007, Transition and Elan Pharma International Ltd. ("Elan") completed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in 150 healthy volunteers. Data showed that ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined.

Alzheimer's Disease



Initiation of ELND005 (AZD-103) Phase II Clinical Trial

In December 2007, the first patient was dosed in a Phase II clinical study of ELND005 (AZD-103) in mild to moderate Alzheimer's disease ("AD"). The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study involving approximately 340 patients at 65 sites across North America.

Diabetes

Lilly

Licensing and Collaboration Agreement with Eli Lilly

In March 2008, Transition and Eli Lilly and Company ("Lilly") entered into a licensing and collaboration agreement, which grants Lilly exclusive worldwide rights to develop and commercialize Transition's gastrin-based therapies for diabetes, including TT-223, currently in a Phase II clinical study.

Diabetes



Initiation of TT-223 Phase II Clinical Trial

In September 2008, the first patient was dosed in a Phase II clinical study of TT-223 in type 2 diabetes patients. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up period.

Corporate



Listing of Common Shares on the NASDAQ

In August 2007, Transition's common shares began trading on the NASDAQ Capital Market under the symbol "TTHI" and were later approved for listing and trading on the NASDAQ Global Market in January 2008. The common shares continue to trade on the Toronto Stock Exchange ("TSX") under the symbol "TTH".

Corporate



Ending Fiscal 2008 in a Strong Financial Position

During fiscal 2008, Transition further strengthened its financial position with the completion of a US$25 million private placement in July 2007, the receipt of US$12.5 million in upfront and milestone payments from Alzheimer's partner Elan and an upfront payment of US$7 million from diabetes partner Lilly.

Pipeline Overview

Transforming science into life-changing therapies

Transition's drug pipeline addresses the daunting and urgent global medical needs in the therapeutic areas of Alzheimer's disease and diabetes. AD afflicts over 26 million patients worldwide and this number will multiply as our population ages. With no effective treatment available, AD poses a real and serious threat to society.

Meanwhile, diabetes is reaching an epidemic proportion with almost 250 million people living with the disease worldwide. We are seeing an alarming trend emerge — adolescents and children are now starting to present with type 2 diabetes, which previously had been seen in adults only. As diabetes is a life-long condition the likelihood of developing serious long-term complications such as blindness, kidney disease, and heart disease increases with the decreasing age of onset.

Transition's mission is to develop novel scientific advances into effective life-changing therapies. Fiscal 2008 saw further clinical advancement of the Company's leading therapies for the treatment of AD and diabetes.

CNS (Partnered with Elan - US$200M)


Preclinical
Phase I
Phase II
Phase III
ELND005 (AZD-103)
Alzheimer's disease
ELND005 (AZD-103)
Early/pre-Alzheimer's

Metabolic diseases (Partnered with Eli Lilly - US$140M)


Preclinical
Phase I
Phase II
Phase III
TT-223 + EGF analogue
Diabetes Type 1 and 2
TT-223 + Metformin
Diabetes Type 2
TT-223 + GLP-1 analogue
Diabetes Type 1 and 2



Message to Shareholders

Transition's pursuit of life-changing therapies continued to gain momentum during fiscal 2008. Phase II clinical trials of ELND005 (AZD-103) — a potential disease-modifying compound for the treatment of Alzheimer's disease — are underway, and we have formed a significant new strategic partnership with Lilly for the development and commercialization of our gastrin-based therapies for diabetes.

Alzheimer's disease program

With regard to the Alzheimer's program, there has been noteworthy progress on several fronts.

Enrolment of patients is continuing and on track for a Phase II clinical trial of our lead compound ELND005 (AZD-103) in patients with mild to moderate Alzheimer's disease. The study, which will involve approximately 340 patients at 65 clinical sites across North America, is being conducted in collaboration with partner Elan, a global leader in the field of neuroscience.

Transition and Elan are also preparing to launch clinical trials of ELND005 (AZD-103) for the treatment of early/pre-Alzheimer's patients — an indication that dramatically increases the potential impact of ELND005 (AZD-103) as a life-changing therapy. For instance, in the United States, where over 5 million people have been diagnosed with AD, an additional 9 million individuals suffer from age-related cognitive decline.

The prospect that ELND005 (AZD-103) could prove effective for prevention and treatment in the early/pre-Alzheimer's patient population helps differentiate it from other candidate drugs currently in clinical development.

ELND005 (AZD-103) has received Fast Track designation from the U.S. Food and Drug Administration ("FDA") for treatment of mild to moderate Alzheimer's disease. Fast Track designation facilitates clinical development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.

Our focus now is to accelerate the advancement of ELND005 (AZD-103) through late-stage clinical trials in order to provide Alzheimer's patients with an effective life-changing therapy as quickly as possible.

We are well-positioned to continue our pursuit of

Diabetes program

The March 2008 agreement granting Lilly exclusive worldwide rights to develop and commercialize our gastrin-based therapies — including the lead compound TT-223 — represents a big step forward for our diabetes program. A recognized leader in this disease area, Lilly has industry-leading clinical and commercial development capabilities ideally suited to maximize the potential of Transition's multiple gastrin-based therapies to provide innovative — and urgently required — new treatment options for diabetes patients.

Data from Transition's completed Phase IIa clinical trial showed that a short-course treatment with the combination of TT-223 and an epidermal growth factor ("EGF") analogue in type 2 diabetes patients resulted in sustained improvements in blood glucose control for up to six months post-treatment. Those promising results, along with positive data derived from preclinical models, support the potential of TT-223 — either alone or in combination with glucagon-like peptide ("GLP-1") analogues — to provide lasting improvement in glycemic control in type 2 diabetes. This is key to enhancing patients' quality of life and preventing further diabetic complications.

In collaboration with Lilly, we recently initiated a Phase II clinical trial of our lead compound TT-223 in type 2 diabetes patients and are preparing to undertake a second Phase II study — again in type 2 diabetes patients — involving TT-223 in combination with a GLP-1 analogue.

The Company continues to expand its diabetes pipeline by working with the Juvenile Diabetes Research Foundation ("JDRF") on the development of TT-223 in combination with GLP-1 analogues for the treatment of type 1 diabetes.

life-changing therapies and create significant value

Corporate initiatives

Transition ended fiscal 2008 in a very strong financial position. Proceeds from a $25 million private placement in July 2007, combined with upfront and milestone payments stemming from partnership agreements, have provided us with sufficient cash to fund current and planned value-creation initiatives until the end of fiscal 2010.

In December 2007, the Company received a US$5 million milestone payment from Elan, triggered by the initiation of the Phase II clinical study of ELND005 (AZD-103) for Alzheimer's disease. That was in addition to US$7.5 million received from Elan earlier in the fiscal year, which represented the balance of a US$15 million upfront payment owing under our collaboration agreement. In April 2008, in accordance with the terms of our partnership agreement with Lilly, Transition received a US$7 million upfront payment and could receive up to US$130 million more in potential development and sales milestones, as well as royalties on sales of gastrin-based therapies.

In January 2008, the Company's common shares — previously listed on the NASDAQ Capital Market — commenced trading on the NASDAQ Global Market. The common shares continue to trade on the TSX as well.

Acknowledgements

Looking ahead, Transition is well positioned to continue its pursuit of life-changing therapies and create significant value over the next 12-24 months. We have promising product candidates, outstanding partners, a strong cash position, a solid investor base and an experienced management team that has demonstrated its ability to successfully execute and deliver on the Company's commitment to value creation through development of life-changing therapies.

I wish to take this opportunity to formally acknowledge the hard work and commitment of our employees, who were instrumental in the successes of the past year. We are grateful as well to the Board of Directors, Scientific Advisory Board, and our committed partners for their contributions and participation in advancing our goals. Finally, I wish to thank our shareholders for their continued support and confidence.

Dr. Tony Cruz
Chairman and Chief Executive Officer

Committed, focused, disciplined

Transition's highly qualified drug development scientists are committed to identifying and advancing lead molecules from the discovery stage to early Phase II clinical trials. In parallel, Transition looks externally to acquire early-stage molecules with promising development potential. Once having built sufficient value through in-house development, Transition seeks out strategic partnerships with major pharmaceutical companies. In this way, Transition can capitalize on the partners' specialized expertise to accelerate the progress of promising product candidates through late-stage trials, regulatory approval and commercialization.

With a primary focus on diseases of the central nervous system ("CNS") and metabolic disorders, Transition's management team utilizes a highly disciplined, cost-effective approach to drug development and is very selective in aligning its technologies with recognized global leaders in a given disease field.

In September 2006, Elan and Transition entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of Transition's novel Alzheimer's disease drug candidate ELND005 (AZD-103).

With its extensive experience and specialized knowledge of neuropathological disorders such as Alzheimer's disease, Elan represents the most appropriate development partner for this clinical program.

Under a licensing and collaboration agreement signed in March 2008, Lilly has been granted exclusive worldwide rights to develop and commercialize Transition's gastrin-based therapies for the treatment of diabetes.

A recognized leader in diabetes care, Lilly has industry-leading clinical and commercial development capabilities ideally suited to maximize the potential of our gastrin-based therapy opportunities.



Helping Alzheimer's disease patients maintain personal freedom

Fast facts about Alzheimer's disease

- Alzheimer's disease is a progressive form of dementia
- Currently there is no cure for AD
- AD is the fifth leading cause of death among adults aged 65 and over
- An estimated 26 million people worldwide have been diagnosed with AD
- People who have AD die within four to six years of diagnosis on average
- More than 5 million people in the U.S. alone have AD — and up to 9 million additional Americans suffer from age-related cognitive decline
- Patient numbers are expected to increase dramatically with the "aging" of the population
- AD costs U.S. society $148 billion annually
- AD also places a tremendous burden on family and caregivers

Transition's Alzheimer's disease program at a glance

Product candidate:

- ELND005 (AZD-103) – a novel disease-modifying compound aiming to halt the progression of AD

Program partner:

- Elan Pharma International Ltd., a recognized global leader in the field of neuroscience

Current status:

- ELND005 (AZD-103) is well-positioned as an AD therapy, as it is taken orally, crosses the blood-brain barrier and has an excellent safety profile
- Enrolment in progress for Phase II study in mild to moderate AD
- Preparing a development plan in order to initiate clinical trials of ELND005 (AZD-103) for a second indication — prevention/treatment in early/pre-AD patients
- FDA has granted "Fast Track" designation to ELND005 (AZD-103)

Next steps:

- Complete Phase II study with mild-to-moderate patients

Alzheimer's Disease Program

Targeting the key pathology in Alzheimer's disease to halt the progression

The current major hypothesis for AD is that increased levels of β-amyloid peptides ("Aβ") lead to aggregation and formation of neurotoxic fibrils. This ultimately leads to the development of amyloid plaques in the brain — a hallmark pathology of AD. A therapeutic intervention that can halt this crucial "Amyloid Cascade" represents a valuable opportunity not only to alleviate debilitating symptoms of AD, but also to halt disease progression.

Transition's ELND005 (AZD-103) is specifically designed to prevent and reverse the fibrilization of Aβ. In pre-clinical studies, the small molecular drug has been shown to break down Aβ aggregates, reduce Aβ burden in the brain and improve cognitive function. In addition, ELND005 (AZD-103) possesses highly favorable pharmacological and chemical characteristics for clinical development in humans, including:

- Oral formulation
- Rapid and extensive brain penetration
- Excellent safety profile in humans
- Cost-effective manufacturing process

Evaluation of the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers showed that the drug was safe and well-tolerated at all doses and dosing regimens examined, and no severe or serious adverse events were observed. ELND005 (AZD-103) is orally bioavailable, crosses the blood-brain-barrier and achieves concentrations in the human brain and cerebro-spinal fluid ("CSF") shown to be effective in pre-clinical studies.

ELND005 (AZD-103) is currently in a Phase II clinical trial involving approximately 340 patients with mild-to-moderate AD at 65 sites across North America. The study is a randomized, double-blind, placebo-controlled, dose-ranging safety and efficacy study with cognitive and functional endpoints. The first patient was dosed in December 2007, and each patient is expected to be in the study for approximately 18 months.

Transition and Elan are also preparing a development plan to initiate clinical trials of ELND005 (AZD-103) in early/pre-AD patients. Based on the current understanding of AD progression, targeting the Amyloid Cascade early in disease before the spread of AD pathology may harness a greater potential of ELND005 (AZD-103) and bring the benefits of this promising life-changing therapy to a much broader patient population.





Making everyday living less challenging for diabetes patients

Fast facts about diabetes

- Diabetes is a rapidly growing healthcare problem, impacting almost 250 million people worldwide
- Diabetes is characterized by the body's inability to respond to insulin (type 2 diabetes) and/or ineffective insulin production from pancreatic β cells (type 1 and type 2)
- Type 1 diabetes usually strikes children and young adults
- Type 2 or "adult-onset" diabetes accounts for 90% to 95% of all cases diagnosed in adults — often associated with obesity
- 23.6 million people or 7.8% of the U.S. population had diabetes in 2007
- An additional 57 million American adults had "prediabetes" in 2007

Transition's diabetes program at a glance

Product candidates:

- Transition's gastrin-based therapies, including lead compound TT-223, are an emerging class of potential disease-modifying treatments for type 1 and type 2 diabetes

Program partners:

- Eli Lilly and Company, which has industry-leading clinical and commercial development capabilities in diabetes
- The Juvenile Diabetes Research Foundation

Current status:

- Two exploratory Phase IIa clinical trials with the first gastrin-based therapy for diabetes, TT-223 in combination with an EGF analogue, demonstrated beneficial effects in type 1 and type 2 diabetes patients
- A Phase II trial evaluating TT-223 has been initiated in type 2 diabetes patients who are taking metformin and/or thiazolidinediones ("TZDs")

Next steps:

- Transition and Lilly to complete the Phase II trial evaluating TT-223 in type 2 diabetes patients
- To initiate a Phase II study of TT-223 in combination with a GLP-1 analogue in type 2 patients

Diabetes Program

Revitalizing pancreatic function to restore glucose control in diabetes patients

Pre-clinical and clinical data suggest that Transition's gastrin analogue TT-223 — either alone or in combination with GLP-1 analogues or EGF analogues — play an important role in pancreatic β-cell differentiation and function.

Data from Transition's recent Phase IIa clinical trials showed that four weeks of treatment with a combination of TT-223 and an EGF analogue in type 2 diabetes patients resulted in sustained improvement in blood glucose control parameters, including haemoglobinA1c ("HbA1c"), for up to six months post-treatment. Type 1 diabetes patients treated with the combination showed a reduction either in daytime insulin usage or HbA1c levels.

Based on these promising proof-of-concept clinical data, Transition and Lilly initiated a Phase II clinical trial evaluating TT-223 in type 2 diabetes patients who are already taking metformin and/or TZDs. The partners are also planning another Phase II study using TT-223 in combination with a GLP-1 analogue in type 2 diabetes patients. Development of TT-223 in combination with an EGF analogue will be evaluated following review of data from the Phase II trials outlined above.

Transition remains committed to working with the Juvenile Diabetes Research Foundation on the development of TT-223 in combination with GLP-1 analogues for the treatment of type 1 diabetes.




HO
HO
OH
HO
OH
HO
HO
OH
HO
OH

Identifying new possibilities for better medicine

A dynamic drug discovery program focused on identifying novel small molecules and biologics for high-value targets is the key driver behind Transition's continuous search for disease-modifying therapies.

The Company's drug discovery and development scientists utilize cutting-edge proprietary technology that enables them to identify and optimize lead compounds. Their approach is cost-effective, enabling Transition to successfully compete with large pharmaceutical and biotech companies in the development of therapeutics to validated disease targets.

Transition's drug discovery initiatives are led by teams of scientists based at Company headquarters in Toronto, Ontario, and in San Diego, California, home to the newly formed U.S. subsidiary, Transition Therapeutics (USA) Inc. Their goal is to further strengthen the product pipeline by advancing promising new lead compounds for sought-after disease targets into pre-clinical development.

Cultivating hope for tomorrow, today

As fiscal year 2009 unfolds, Transition is facing the future with confidence. The Company is in a position to create significant value over the next 12 to 24 months as a result of the promising product candidates in its pipeline, strategic alliances with two outstanding partners — Elan and Lilly, recognized global leaders in the fields of Alzheimer's disease and diabetes, respectively — and the financial resources required to fund continued growth.

Immediate priorities include forging ahead with clinical trials of Transition's lead compound ELND005 (AZD-103) for the treatment of Alzheimer's disease in mild to moderate patients, while preparing a development plan to initiate trials of the same compound for a second indication — prevention and treatment in early/ pre-Alzheimer's patients. With regard to diabetes, the Company is focused on the Phase II clinical trial of lead compound TT-223 in type 2 diabetes patients, as well as preparations for a second Phase II study involving TT-223 in combination with a GLP-1 analogue.

Transition's ultimate goal is to develop life-changing therapies that will truly make a difference in the lives of millions of people. The entire organization is striving to advance urgently needed new drugs into the hands of patients as quickly as possible — to cultivate hope for tomorrow, today.





Management's Discussion and Analysis



MANAGEMENT TEAM

(from left to right)
Laura Agensky, *Senior Director Clinical Development*
Carl Damiani, *VP Business Development*
Dr. Tony Cruz, *Chairman and CEO*
Elie Farah, *President and CFO*
Dr. Aleksandra Pastrak, *VP Research and Medical Officer*
Nicole Rusaw-George, *VP Finance*

Management's Discussion and Analysis

The following information should be read in conjunction with the Company's audited consolidated financial statements for the year ended June 30, 2008 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the year ended June 30, 2008 as compared to the year ended June 30, 2007. Material differences between Canadian and U.S generally accepted accounting principles are described in note 24 to the financial statements for the year ended June 30, 2008. This MD&A includes financial information derived from the annual audited consolidated financial statements and from the unaudited interim consolidated financial statements. This review was performed by management with information available as of September 15, 2008.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

In July 2007, the Company completed the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. As a result of this consolidation, the number of common shares, warrants and options, related exercise prices and basic and diluted loss per common share for all periods prior to July 9, 2007 have been retroactively adjusted to reflect the consolidation.

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements relating, but not limited to operations, anticipated financial performance, business prospects and strategies. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "estimate", "intend", "may" or similar words suggesting future outcomes or statements regarding an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and partnership revenues or other revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) obtaining sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) capitalizing on partnering and acquisition opportunities; (iii) clinical trial timing and results; (iv) adequately protecting proprietary information and technology from competitors; (v) regulatory approvals; (vi) successfully competing in the targeted markets; and (vii) maintaining third party relationships, including key personnel, and key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading "RISKS AND UNCERTAINTIES" in this MD&A and all other information included in or incorporated by reference in this MD&A before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead products are: ELND005 (AZD-103) for the treatment of Alzheimer's disease and TT-223 for the treatment of diabetes. The lead product for diabetes is Transition's gastrin analogue, TT-223, formerly known as "G1". Going forward GLP1-I.N.T.™ will be referred to as TT-223 in combination with GLP1 analogues and E1-I.N.T.™ will be referred to as TT-223 in combination with epidermal growth factor analogue. Transition also has an emerging pipeline of pre-clinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine.

General Risk Factors for the Biotechnology Industry

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is no assurance that adequate funds or relationships required to continue product development such as those with employees, collaborators, or other third parties will be available and sustained.

If a product is ultimately approved for sale, there is no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

Recent Achievements

During fiscal 2008 and up to the date of this MD&A, the Company achieved the following significant milestones:

ELND005 (AZD-103) — Alzheimer's Disease:

- ***On January 22, 2008, the Company received a US$5,000,000 milestone payment from Elan.*** The milestone payment was triggered by the initiation of a Phase II clinical study of Alzheimer's disease drug candidate, ELND005 (AZD-103) on December 21, 2007;
- ***On December 21, 2007, Elan and Transition Dose First Patient in Phase II Clinical Study of ELND005 (AZD-103) in Alzheimer's Disease.*** The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer's disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints and each patient's participation is planned to last approximately 18 months;
- ***On October 26, 2007, the Company Received the Remaining US$7,500,000 Upfront Payment from Elan.*** The receipt of US$7,500,000 represents the second half of the US$15 million upfront payment under the Company's global collaboration agreement with Elan, and;

- *On August 30, 2007, the Company Announced Completion of Multiple Phase I Clinical Studies with Alzheimer's Disease Drug Candidate ELND005 (AZD-103).* ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and cerebral spinal fluid ("CSF") that were shown to be effective in animal models of Alzheimer's disease.

TT-223 — Diabetes:

- *On September 12, 2008, Transition announced that the first patient has been dosed in a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes.* The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes are expected to be enrolled in the study and will receive a daily treatment of TT-223 in addition to their current regimen of oral glucose lowering agents (metformin and/or thiazolidinediones);
- *On March 13, 2008, Eli Lilly and Company ("Lilly") and Transition announced that the two companies had entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition's gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing.* Under the terms of the agreement, Transition received a US$7 million upfront payment on April 17, 2008, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized, and;
- *On November 5, 2007, the Company Announced an Update on the Clinical Development and Partnership activities for the Company's diabetes program.* Following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to the Company's diabetes programs. Accordingly, Transition sent notice to Novo Nordisk terminating the agreement between the companies, returning to Transition all rights held by Novo Nordisk, relating to E1-I.N.T.™

Drug Discovery Initiatives:

- *On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to selected drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. ("Forbes").* In consideration for the acquisition of these assets and intellectual property rights, Forbes has received from Transition US$1 million, and will potentially receive up to an additional US$6 million in contingent consideration dependent on the successful achievement of certain developmental and regulatory milestones. These acquired discovery projects and other internal projects will be the focus of a small group of research scientists which shall operate through a newly formed United States-based subsidiary called Transition Therapeutics (USA) Inc.

Corporate Developments:

- *On January 7, 2008, the Company's common shares were approved for listing and commenced trading on the NASDAQ Global Market.* Prior to this change, the Company's common shares were listed on the NASDAQ Capital Market since August 20, 2007 under the symbol "TTHI". The Company's common shares continue to trade on the Toronto Stock Exchange in addition to the NASDAQ;

- ***On October 31, 2007, the Company received the third anniversary payment of $650,000 from the sale of its subsidiary, Stem Cell Therapeutics ("SCT").*** Total payments received to date amount to $1,850,000 with the final payment of $1,650,000 due in the first quarter of fiscal 2009;
- ***On July 11, 2007, the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company.*** The Company incurred total share issuance costs of $1,031,433 resulting in net cash proceeds of $23,968,567, and;
- ***On July 9, 2007, the Company completed a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares.*** The share consolidation was effected to satisfy the NASDAQ listing criteria regarding minimum bid price.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). Under the terms of the agreement, Transition has received an upfront payment of US$15 million in two separate tranches. The upfront payments received from Elan have been recorded as deferred revenue. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Dependent upon the successful development, regulatory and commercial launch of ELND005 (AZD-103), Transition will be eligible to receive additional milestone payments of up to US$180 million. Transition and Elan will share the costs of development and profits from commercialization. Each party's cost share and ownership interest may vary throughout the term of the agreement dependant on certain elections that may be made during the development of ELND005 (AZD-103).

Eli Lilly and Company

On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition's gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly will reimburse the Company up to US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee to coordinate and oversee activities relating to the TT-223 program. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide.

Management's Discussion and Analysis

On September 11, 2008, Transition dosed the first patient in a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Transition and Lilly are both funding this Phase II clinical trial. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies are as follows:

ELND005 (AZD-103) for Alzheimer's Disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In March 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused Ellipsis Neurotherapeutics Inc. (**"ENI"**) that the Company did not already own. The key asset in the acquisition is the Alzheimer's disease compound ELND005 (AZD-103), a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In April 2006, the Company received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and efficacy of escalating doses of ELND005 (AZD-103) in healthy volunteers. The study demonstrated that ELND005 (AZD-103) was well tolerated and no safety concerns or significant adverse events were observed in the study. In August 2006, the Company also received clearance from the FDA to commence a subsequent Phase I clinical trial evaluating higher doses of ELND005 (AZD-103).

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103).

In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND005 (AZD-103) which is being developed in collaboration with Elan. Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer's disease.

On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer's disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer's disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints, and each patient's participation is planned to last approximately 18 months. Patient enrolment of this study is on-going and its progress is on target.

On December 24, 2007, Transition announced that in connection with the initiation of the Phase II clinical study, the Company issued the former shareholders of ENI the first contingent consideration milestone in the form of 174,123 Transition common shares at a price of $10.86 per share. The shares issued had a fair value of $1,890,976 which represents additional consideration paid to acquire the technology, products and patents from ENI and accordingly, has been capitalized as intangible assets and will be amortized over the remaining useful life of the technology, products and patents.

Transition and its partner Elan are considering initiating clinical trials for other amyloid beta related indications including early/pre-Alzheimer's disease.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has 45 days after the receipt of the proof of concept data from the on-going Phase II clinical trial to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company's development percentage, the Company would owe Elan approximately US$1.1 million for post Phase II development costs incurred up to June 30, 2008. These costs have not been recorded as an expense or a liability at June 30, 2008 as the Company has not yet made a decision as to its participation.

Expenditures for the ELND005 (AZD-103) Program

During the year ended June 30, 2008, the Company incurred direct research and development costs for this program as follows:

ELND005 (AZD-103) Program(1)	Fiscal 2008	Fiscal 2007
Pre-clinical studies	$ 4,596	$ 1,051,401
Clinical studies	225,522	1,327,796
Manufacturing	111,643	1,371,296
Other direct research	36,305	228,581
Due to (from) Elan	4,501,034	(1,013,561)
TOTAL	$4,879,100	$2,965,513

(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-223 for Diabetes

General

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body's immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of diabetes. Pre-clinical and clinical data suggest that gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.

TT-223 in combination with EGF

Transition's first diabetes therapy TT-223 in combination with EGF, a combination of Transition's epidermal growth factor analogue and a gastrin analogue, has completed two Phase I clinical trials, in which it was shown that it was safe to administer. Transition received FDA clearance to initiate exploratory Phase IIa clinical trials for the drug candidate in both type 1 and type 2 diabetics. These two clinical trials evaluated the efficacy, safety and tolerability of a 28-day course of daily TT-223 in combination with EGF treatment with a six-month follow-up.

In March, 2007, the Company announced positive unblinded interim safety, tolerability and efficacy data from these exploratory Phase IIa trials for type 1 and type 2 diabetes patients. In the type 1 diabetes study, 6 of 11 (54%) patients responded to TT-223 in combination with EGF therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.

On June 28, 2007, the Company announced final results from the exploratory Phase IIa clinical trial. A 4-week therapy with TT-223 in combination with EGF lead to sustained reductions in blood glucose levels for 6 months post-treatment in type 2 diabetes patients. In the treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-treatment. More specifically, the mean HbA1c level among treated patients was reduced 0.43%, 0.94% ($p<0.05$), 1.09% ($p<0.05$), 1.12% ($p<0.05$), 1.21% ($p<0.05$), and 1.14% in months 1, 2, 3, 4, 5, and 6 post-treatment, respectively. In contrast, the mean HbA1c levels of the placebo group ranged from a reduction of 0.1% to an increase of 1.0% over the same period. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with TT-223 in combination with EGF. Trends in increased insulin levels as measured with an oral glucose tolerance test were also observed, particularly in patients where the HbA1c levels decreased over 1% with the TT-223 in combination with EGF therapy. These data are consistent with the increased glucose control observed in diabetes animal models where a short treatment with TT-223 in combination with EGF resulted in a sustained increase in beta cell mass and function. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that TT-223 in combination with EGF therapy could provide patients significant clinical benefit in excess of six months.

TT-223 Clinical Development

These clinical data support the potential of the TT-223 gastrin analogue as a stand alone therapy and in combination with other diabetes therapies. On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition's gastrin based therapies, including the lead compound TT-223, which is currently in Phase II testing.

To support the Phase II clinical development program for TT-223, Transition has performed two Phase I studies to expand the dose ranges for TT-223. The first study, a single ascending dose study of TT-223 in healthy volunteers and the second study, a multiple ascending dose study of TT-223 have both been completed.

In August 2008, Transition and its collaboration partner Lilly initiated a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs). The companies are also in discussions regarding the timing and planning of another Phase II study with TT-223 in combination with a GLP1 analogue in type 2 patients. The next steps in the development of TT-223 in combination with epidermal growth factor analogue, will be evaluated following the review of data from the above proposed Phase II trials.

Management's Discussion and Analysis

Juvenile Diabetes Research Foundation ("JDRF")

In September 2006, the Company entered into an agreement with the JDRF to support the clinical development of TT-223 in combination with GLP1 analogues for the treatment of type 1 diabetes over a two year period. The clinical studies in type 1 diabetes patients will be disclosed at a later date.

Under the terms of the agreement, the Company is obligated to pay the JDRF a 5% royalty on license fees and milestone payments received in connection with the Company's diabetes technology. Accordingly, the Company owes the JDRF $356,895 resulting from the US$7 million up-front payment received from Lilly. The obligation to the JDRF was included in accounts payable and accrued liabilities at June 30, 2008.

Licensing Agreement with Novo Nordisk

On November 5, 2007, the Company announced that following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to the Company's diabetes programs. Accordingly, Transition sent notice terminating the agreement between the companies, returning to Transition all rights held by Novo Nordisk relating to the combination therapy TT-223 plus EGF.

Under the licensing agreement, the Company received $1,968,580 [US$1,500,000] in up-front payments that were recorded as deferred revenue and were recognized as licensing fee revenue over the term of the licensing agreement, which had been estimated as 15 years. In light of the agreement being terminated the Company recognized the remaining deferred amounts totaling $1,563,911 as licensing fee revenue during the second quarter of fiscal 2008.

Expenditures for the TT-223 Program

During the year ended June 30, 2008, the Company incurred direct research and development costs for this program as follows:

TT-223 Program[1]	Fiscal 2008	Fiscal 2007
Pre-clinical studies	$ 321,564	$ 1,691,070
Clinical studies	1,460,709	1,571,336
Manufacturing	681,453	504,703
Other direct research	175,838	95,862
Reimbursement from Lilly	(472,220)	-
Reimbursement from Novo Nordisk	-	(805,353)
Reimbursement from JDRF	-	(564,800)
TOTAL	$2,167,344	$2,492,818

(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

Drug Discovery Initiatives

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to selected drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly-owned subsidiary of Forbes Medi-Tech Inc. ("**Forbes**"). In consideration for the acquisition of these assets and intellectual property rights, Forbes has received from Transition US$1 million, and will potentially receive up to an additional US$6 million in contingent consideration dependent on the successful achievement of certain developmental and regulatory milestones. These acquired discovery projects and other internal projects will be the focus of a small group of research scientists which shall operate through a newly formed United States-based subsidiary called Transition Therapeutics (USA) Inc.

In light of this acquisition, Transition has prioritized its drug discovery activities to accelerate the identification and optimization of novel lead molecules. The Company is pursuing a number of discovery programs to advance novel lead molecules into pre-clinical development.

The Next Steps

Transition's goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company's technologies are illustrated below:



CNS (Partnered with Elan - US$200M)
Preclinical
Phase I
Phase II
Phase III
ELND005 (AZD-103)
Alzheimer's disease
ELND005 (AZD-103)
Early/pre-Alzheimer's
Metabolic diseases (Partnered with Eli Lilly - US$140M)
Preclinical
Phase I
Phase II
Phase III
TT-223 + EGF analogue
Diabetes Type 1 and 2
TT-223 + Metformin
Diabetes Type 2
TT-223 + GLP-1 analogue
Diabetes Type 1 and 2

Management's Discussion and Analysis

OVERALL PERFORMANCE

During fiscal 2008, the Company continued to advance its lead products through the clinic. The Company is collaborating with Elan to develop the Alzheimer's disease drug candidate ELND-005 (AZD-103). Transition and Elan announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer's disease. In addition, the Company and Lilly entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition's gastrin based therapies, including the lead compound TT-223, which is currently in Phase II testing.

During the year ended June 30, 2008, the Company strengthened its cash position by completing an offering for 1,736,107 common shares resulting in net cash proceeds of $23,968,567. The Company's cash and cash equivalents and held-to-maturity investments were $63,663,630 at June 30, 2008. The Company currently believes that it has adequate financial resources for anticipated expenditures until the end of fiscal 2010.

The Company's net loss for the year ended June 30, 2008 decreased by $842,588 or 5% to $16,119,202 from a loss of $16,961,790 reported in fiscal 2007. The decrease in net loss is due to decreased amortization expense resulting from the Waratah technology being fully amortized in the third quarter of fiscal 2007, recognition of the remaining unamortized upfront fee from Novo Nordisk, increased interest income resulting from higher cash and held-to-maturity investment balances, increased foreign exchange gains resulting from the Company holding US dollar investments and the receipt of the second milestone payment from SCT. The decrease in net loss was offset by the future income tax recovery of $2,729,422 that was recognized in the first quarter of fiscal 2007, and was also offset by increases in research and development and general and administrative expenses.

In upcoming periods, the Company's losses are expected to increase primarily as a result of increased clinical expenditures as the Company continues the clinical development of multiple products.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

	June 30, 2008	June 30, 2007	June 30, 2006
Revenue	$ 1,596,722	$ 683,894	$ 371,174
Net loss[1]	$ 16,119,202	$ 16,961,790	$ 23,018,090
Basic and diluted net loss per common share	$ 0.70	$ 0.87	$ 1.53
Total assets	$ 94,875,961	$ 63,995,728	$ 44,128,024
Total long-term liabilities[2]	$ 80,024	$ 91,456	$ 2,862,711
Cash dividends declared per share	$ -	$ -	$ -

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2008 COMPARED TO YEAR ENDED JUNE 30, 2007

Results of Operations

For the fiscal year ended June 30, 2008, the Company recorded a net loss of $16,119,202 ($0.70 per common share) compared to a net loss of $16,961,790 ($0.87 per common share) for the fiscal year ended June 30, 2007. This decrease in net loss of $842,588 or 5% is due to decreased amortization expense resulting from the Waratah technology being fully amortized in the third quarter of fiscal 2007, recognition of the remaining unamortized upfront fee from Novo Nordisk, increased interest income resulting from higher cash and held-to-maturity investment balances, increased foreign exchange gains resulting from the Company holding US dollar investments and the receipt of the second milestone payment from SCT. The decrease in net loss was offset by the future income tax recovery of $2,729,422 that was recognized in the first quarter of fiscal 2007, and was also offset by increases in research and development and general and administrative expenses.

Revenues

In fiscal 2008, the Company recorded licensing fees of $1,596,722. In fiscal 2007, the Company recognized milestone revenue and licensing fees of $683,894. The increase of $912,828 or 133% is due to the fact that the licensing agreement with Novo Nordisk was terminated during the second quarter of fiscal 2008 and all remaining deferred amounts were recognized as licensing fee revenue during the period.

During fiscal 2008, under the terms of the licensing and collaboration agreements, the Company received the second half of the up-front payment in the amount of $7,284,000 (US$7.5 million), as well as the milestone payment of $5,015,495 (US$5 million) from ELAN for the initiation of the Phase II clinical trial. In addition, the Company also received a $7,017,000 (US$7 million) upfront payment from Lilly. These payments are recorded as deferred revenue and will be recognized as income on a systematic basis once the profitability of the collaboration arrangements can be reasonably estimated.

Research and Development

Research and development expenses increased to $12,822,913 for the fiscal year ended June 30, 2008 from $9,839,170 for the fiscal year ended June 30, 2007. The increase, $2,983,743 or 30%, is primarily due to an increase in clinical development costs related to ELND005 (AZD-103), salaries and stock option expense. The increase was partially offset by decreases in direct clinical program expenses that related to the Company's TT-223 and the completed I.E.T. clinical trials and reduced drug discovery expenses.

The Company anticipates that research and development expenses will continue to increase in fiscal 2009 as the Company incurs net development costs relating to the on-going ELND005 (AZD-103) Phase II clinical trials and clinical development costs associated with the TT-223 Phase II clinical trials.

General and Administrative

General and administrative expenses increased to $5,820,864 for the fiscal year ended June 30, 2008 from $5,317,524 for the fiscal year ended June 30, 2007. The increase, $503,340 or 9%, primarily resulted from increased stock option expense, insurance, salaries, and investor relation costs, which were partially offset by a decrease in professional fees.

The Company anticipates that general and administrative expenses will increase in fiscal 2009 as the Company incurs additional corporate development and investor relation costs, in line with the Company's strategy for its next stage of growth.

Amortization

Amortization for the fiscal year ended June 30, 2008 decreased by $4,075,516 or 60% to $2,747,743 as compared to $6,823,259 for the fiscal year ended June 30, 2007. The decrease is primarily due to the Waratah technology being fully amortized during the third quarter of fiscal 2007. This decrease was partially offset by the full period impact of the amortization relating to the NeuroMedix technology acquired during the fourth quarter of fiscal 2007.

The Company anticipates that amortization expense will be consistent in fiscal 2009.

Recovery of Future Income taxes

Recovery of future income taxes was nil for the year ended June 30, 2008 compared to $2,729,422 for the same period in fiscal 2007. The decrease is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. which occurred during the first quarter of fiscal 2007.

In the absence of additional acquisitions, the Company does not anticipate recording a future income tax recovery in fiscal 2009.

Interest Income, net

Interest income, net for the fiscal year ended June 30, 2008, was $2,417,537 as compared to $1,226,099 for the fiscal year ended June 30, 2007. The increase in interest income, net of $1,191,438 primarily resulted from increased cash balances due to the July 2007 private placement and the upfront and milestone payments received from Elan and Lilly.

In the absence of additional financing, interest income is expected to decrease in fiscal 2009.

SCT Anniversary Payment

On October 4, 2004, the Company signed a Share Purchase Agreement (the "Agreement") to sell one of its wholly-owned subsidiaries, Stem Cell Therapeutics Inc. ("SCT"), whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The Agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the Agreement. Therefore, on closing of the transaction, the Company classified the net carrying amount of the assets and liabilities of SCT as assets transferred under a contractual arrangement. Prior to July 1, 2007, the Company accounted for the assets transferred under contractual arrangement using the cost recovery method whereby the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value of nil as of the end of fiscal 2006. Any proceeds received subsequent to the assets being reduced to nil and June 30, 2007 have been included as a gain in the statement of loss. During the year ended June 30, 2008, the Company received the third anniversary payment of $650,000 in cash which has been recorded as a gain in the statement of loss. As of June 30, 2008, total payments received amount to $1,850,000.

Effective July 1, 2007, the Company determined that the asset was a financial asset and has classified the asset transferred under contractual arrangement as a financial asset held for trading as described in note 2. The Company has estimated the fair value of this financial asset using a discounted cash flow method based on the contractual payments due to the Company. A change of 10% in the discount rates used would have resulted in an increase or decrease in net income of $67,000 or $57,000 respectively, for the year ended June 30, 2008 and a nominal change in total assets as at June 30, 2008. The change in fair value recognized by the Company during the year was $650,000. The final payment of $1,650,000 is due in the first quarter of fiscal 2009.

Financing Activities

During fiscal 2008, the Company closed on a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company incurred total share issuance costs of $1,031,433, resulting in net cash proceeds of $23,968,567. The proceeds from the offering are planned to be used to fund Transition's clinical studies, research and product development, working capital and general corporate purposes.

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2008.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2008					
Revenue	$ 32,811	$ 1,563,911	$ -	$ -	$ 1,596,722
Net loss[(1)]	$ 4,098,978	$ 1,552,208	$ 4,977,020	$ 5,490,996	$ 16,119,202
Basic and diluted net loss per Common Share	$ 0.18	$0.07	$ 0.22	$ 0.23	$ 0.70
2007					
Revenue	$ 585,461	$ 32,811	$ 32,811	$ 32,811	$ 683,894
Net loss[(1)]	$ 2,324,722	$ 4,858,107	$ 3,804,694	$ 5,974,267	$ 16,961,790
Basic and diluted net loss per Common Share	$ 0.13	$ 0.25	$ 0.19	$ 0.30	$ 0.87

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition's quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Waratah, Protana, ENI, and NeuroMedix, recognition of upfront and licensing fees relating to the Novo Nordisk agreement, recognition of anniversary payments resulting from SCT, changes in the recovery of future income taxes, interest income, corporate development costs, and the growth of the Company's management team.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2008 and June 30, 2007:

	2008	2007
Revenue – Licensing fees	-	$32,811
Research and development, net	$3,796,562	$3,788,062
General and administrative	$1,526,176	$2,024,065
Amortization	$695,190	$586,062
Interest income, net	$489,547	$305,782
Net loss	$5,490,996	$5,974,267

Review of Operations

For the three month period ended June 30, 2008, the Company's net loss decreased by $483,271 or 8% to $5,490,996 compared to $5,974,267 for the same period in fiscal 2007.

Licensing fees decreased to nil from $32,811 for the same period in fiscal 2007. The decrease is due to the fact that the licensing agreement with Novo Nordisk was terminated during the second quarter of fiscal 2008 and all remaining deferred amounts were recognized at that time. Also, the licensing fees and the upfront and milestone payments received by the Company associated with the Elan and Lilly collaborations are being deferred until profitability of the arrangements can be reasonably estimated.

Research and development expenses increased by $8,500 or 0.2% to $3,796,562 compared to $3,788,062 for the same period in fiscal 2007. This increase was primarily due to an increase in clinical development costs related to ELND005 (AZD-103), salaries and option expense. These increases are partially offset by decreased TT-223 research and development costs resulting from the reimbursement by Lilly recorded in the fourth quarter and reduced drug discovery expenses.

General and administrative expenses decreased by $497,889 or 25% to $1,526,176 from $2,024,065 for the same period in fiscal 2007. This decrease was primarily due to decreased professional fees relating to the fiscal 2007 Nasdaq listing and amalgamation of various subsidiaries and decreased stock option expense. The decrease has been partially offset by an increase in salaries incurred to strengthen the finance and management teams, Directors and Officers' insurance and investor relation related expense.

Amortization expense increased $109,128 or 19% to $695,190 from $586,062 for the same period in fiscal 2007. This increase is primarily due to the full quarter impact of the amortization relating to the NeuroMedix technology acquired during the fourth quarter of fiscal 2007.

Interest income, net, increased $183,765 or 60% to $489,547 from $305,782 for the same period in fiscal 2007. This increase primarily resulted from increased cash balances due to the July 2007 private placement and the upfront and milestone payments received from Elan and Lilly.

Financing Activities

There were no financing activities during the three-month period ended June 30, 2008.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management's most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company's intangible assets are comprised of purchased or licensed pharmaceutical technology, patents and workforce. The cost of the Company's intangible assets are amortized over the estimated useful life ranging from 5 to 15 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset's carrying value.

Refundable Investment Tax Credits

The Company incurs research and development expenditures which are eligible for refundable investment tax credits in the province of Ontario. The investment tax credits recorded are based on our best estimates of amounts expected to be recovered. Actual investment tax credits received are based on the ultimate determination of the taxation authorities and, accordingly these amounts may vary from the amounts recorded.

Valuation Allowance for Future Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and qualifying research and development expenses. The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Company issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Deferred Revenue

As a result of the Company's collaboration agreements with Elan and Lilly, the Company has recorded deferred revenue.

The up-front and milestone payments received from Elan and the up-front payment received from Lilly have been recorded as deferred revenue and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. Actual results could differ materially from the estimates made by management.

As a result of the Novo Nordisk licensing agreement being terminated, the remaining deferred amounts were recognized as licensing fee revenue during the year ended June 30, 2008.

ADOPTION OF NEW ACCOUNTING POLICIES

Financial Instruments

Effective July 1, 2007, the Company has adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Section 3855, Financial Instruments – Recognition and Measurement, CICA Section 3861, Financial Instruments – Disclosure and Presentation, and Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when or how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and disclosing comprehensive income (loss). Comprehensive income (loss) is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) but that are excluded from net income (loss) calculated in accordance with Canadian generally accepted accounting principles.

Under the new standards, all financial instruments are classified into one of the following five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in the carrying value of financial instruments depend on their initial classification.

Held-for-trading financial instruments are measured at fair value and all gains or losses are included in the results of operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income (loss) until the asset is removed from the balance sheet or an impairment occurs. As a result of the adoption of these standards, the Company has classified its cash equivalents and short-term investments as "held-to-maturity" which are measured at amortized cost using the effective interest method. The Company has classified the SCT receivable relating to the assets transferred under contractual arrangement, previously measured using a cost recovery basis, as held-for-trading and it is measured at fair value. The Company has also classified its accounts receivable as "Loans and receivables" and its accounts payable and accrued liabilities as "Other financial liabilities", both of which are measured at amortized cost. The standard was adopted retroactively without restatement in accordance with the transitional provisions. As a result of the adoption of this standard, the Company has reclassified $423,628 from interest receivable to held-to-maturity investments to conform with the measurement basis recommended by the standard. In addition, the Company adjusted the carrying value of the SCT receivable relating to the assets transferred under a contractual arrangement by an amount of $1,650,000 resulting in a corresponding adjustment to the deficit. The adoption of the standard had no impact on previously reported earnings per share. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the value of the instrument. The adoption had no other impact on the Company's balance sheet at July 1, 2007.

Inventory

During the fourth quarter of fiscal 2007, the Company changed its accounting policy related to inventories to adopt CICA Handbook section 3031 - Inventories, effective July 1, 2006. As a result of the adoption, the net realizable value of the inventory is now measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. Previously the Company measured net realizable value at the inventory's replacement cost. The change in accounting policy was applied in accordance with the transitional provisions which permitted the Company to charge the difference in the measurement of opening inventory of $3,225,599 to the opening deficit for the year without restatement of prior years.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CICA Section 1400, General Standards of Financial Statement Presentation

Under the amended section, management is required to make an assessment of an entity's ability to continue as a going concern. In making its assessment, management must consider all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern. The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company intends to adopt this standard for the three-month period ended September 30, 2008 and does not expect the adoption of this standard will have an impact on the disclosures in the financial statements.

CICA Section 1535, Capital Disclosures

This pronouncement establishes standards for disclosing information, both qualitative and quantitative, that enable users of financial statements to evaluate an entity's objectives, policies and processes for management of capital. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements. The Company intends to adopt this standard for the three-month period ended September 30, 2008.

CICA Section 3064, Goodwill and Intangible Assets

This pronouncement replaces CICA 3062, "Goodwill and Other Intangible Assets" and CICA 3450, "Research and Development Costs". The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards. These changes are effective for years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting this standard as to potential impact and the date at which the Company will adopt the new standard.

CICA Section 3862, Financial Instruments – Disclosures and CICA Section 3863, Financial Instruments – Presentation

These pronouncements revise and enhance disclosure requirements for financial instruments and carry forward unchanged the presentation requirements for financial instruments, respectively. The standards replace CICA Section 3861, Financial Instruments – Disclosure and Presentation. The new sections are effective for interim and annual financial statements for fiscal years beginning on and after October 1, 2007. The disclosure requirements cover the significance of financial instruments, fair value of financial instruments and exposures to risks from financial instruments. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements. The Company intends to adopt this standard for the three-month period ended September 30, 2008.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

On April 25, 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under the FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 41, Business Combination, and other U.S. GAAP. FSP FAS 142-3 is effective for financial years beginning after December 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

On December 12, 2007, the EITF ratified abstract: Issue 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after December 15, 2008. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

On June 27, 2007, the EITF ratified abstract: Issue 07-3, Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. The abstract may impact the treatment of non-refundable advance payments for goods or services that will be used or rendered for research and development activities. The abstract is effective for years beginning on or after December 15, 2007. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

Management's Discussion and Analysis

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the adoption of SFAS 157 will have on its consolidated financial position and results of operations.

In December 2007, the FASB issued Statement No. 141R, Business Combinations ("FAS 141R"), and Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("FAS 160"). FAS 141R expands the scope of acquisition accounting to all transactions under which control of a business is obtained. Among other things, FAS 141R requires that contingent consideration as well as contingent assets and liabilities be recorded at fair value on the acquisition date, that acquired in-process research and development be capitalized and recorded as intangible assets at the acquisition date, and also requires transaction costs and costs to restructure the acquired company be expensed. FAS 160 provides guidance for the accounting, reporting and disclosure of noncontrolling interests and requires, among other things, that noncontrolling interests be recorded as equity in the consolidated financial statements. FAS 141R and FAS 160 are both effective, on a prospective basis, July 1, 2009 with the exception of the presentation and disclosure requirements of FAS 160 which must be applied retrospectively. The Company is assessing the impacts of these standards on its financial position and results of operations.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles ("FAS 162"). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used (order of authority) in the preparation of financial statements that are presented in conformity with generally accepted accounting standards in the United States. FAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of FAS 162 to have a material impact on its financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

As at June 30, 2008, Transition's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Transition's disclosure controls and procedures are effective.

There have been no significant changes in Transition's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect Transition's internal control over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, management fees, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2008 of $104,160,771. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits, held-to-maturity investments and investment tax credits, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company's cash, cash equivalents and held-to-maturity investments and the Company's working capital position were $63,663,630 and $64,360,685, respectively, at June 30, 2008, a significant increase from June 30, 2007 balances of $34,791,770 and $32,624,693, respectively. The increase is primarily the result of the net proceeds from the July 2007 private placement in the amount of $23,968,567 and $19,316,495 in partnership payments received, which were partially offset by expenditures incurred during the twelve-month period ended June 30, 2008. As a result, the Company currently believes it has adequate financial resources for anticipated expenditures until the end of fiscal 2010.

Financial instruments of the Company consist mainly of cash and cash equivalents, held-to-maturity investments, receivables, accounts payable and accrued liabilities and amounts due to/from Elan, SCT and Lilly. Management's primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

Financing Activities

On July 11, 2007, the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company incurred total share issuance costs of $1,031,433, resulting in net cash proceeds of $23,968,567.

Management's Discussion and Analysis

The proceeds from these offerings are planned to be used to fund Transition's clinical studies, research and product development, working capital and for general corporate purposes.

Contractual Obligations

Minimum payments under our contractual obligations as of June 30, 2008 are as follows:

	Less than 1 Year	1 - 3 Years	4 – 5 Years	After 5 Years	Total
Operating leases	$ 282,738	$ 571,569	$ 158,981	$ -	$ 1,013,288
Collaboration agreements	$ 45,336	$ -	$ -	$ -	$ 45,336
Clinical and toxicity study agreements	$ 5,867,877	$ -	$ -	$ -	$ 5,867,877
Manufacturing agreements	$ 104,487	$ -	$ -	$ -	$ 104,487
TOTAL	$ 6,300,438	$ 571,569	$ 158,981	$ -	$7,030,988

RELATED PARTY TRANSACTIONS

During fiscal 2008, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2008 were $6,165 [2007 – $2,700] and are included in general and administrative expenses. The balance owing at June 30, 2008 and 2007 is nil. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 15, 2008, the Company has 23,204,049 common shares outstanding.

Stock Options

As at September 15, 2008, the Company has 1,852,553 stock options outstanding with exercise prices ranging from $3.15 to $18.00 and expiry dates ranging from November 19, 2008 to June 30, 2013. At September 15, 2008, on an if-converted basis, these stock options would result in the issuance of 1,852,553 common shares at an aggregate exercise price of $21,912,911.

RISKS AND UNCERTAINTIES

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. The Company's technologies are currently in either the research and development stage or early in the clinical development stage, which are both risky stages for a corporation in the biopharmaceutical industry. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic treatment or device will prove to be safe and effective in humans.

The Company's products will require additional development and testing, including extensive toxicity and other clinical testing, before the Company will be able to apply to obtain regulatory approval to market the product commercially. To date, the Company has not introduced a product into the market and there is no assurance that research and development programs conducted by the Company will result in any commercially viable products. If a product is approved for sale, there is no assurance that the Company will generate adequate funds to continue development or will ever achieve profitable operations. There are many factors such as financial and human resources, competition, patent protection and the regulatory environment that can influence the Company's ability to be profitable.

The Company will require significant additional financing and it may not have access to sufficient capital.

The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Company may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Company to fund its research and clinical trials, and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

To continue the Company's research and development programs and to conduct future clinical trials, the Company will rely upon employees, collaborators and other third party relationships. There is no assurance that the Company will be able to maintain or establish these relationships as required.

The Company has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.

Since inception, the Company has incurred significant losses each year and expects to incur significant operating losses as the Company continues product research and development and clinical trials. There is no assurance that the Company will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, the Company may not be able to sustain or increase profitability.

The Company is subject to a strict regulatory environment.

None of the Company's product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Company intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to GMP during production and storage as well as regulation of marketing activities including advertising and labelling.

The products and processes the Company is currently developing require significant development, testing and the investment of significant funds prior to their commercialization. There can be no assurance that any of such products or processes will actually be developed. The completion of clinical testing and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death or compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Company's ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Company's product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Company can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Company seeks regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in light of the extensive regulatory environment in which the Company's business operates.

Even if a product candidate is approved by the FDA or any other regulatory authority, the Company may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Company may never obtain the required regulatory approvals for any of its product candidates.

The Company is faced with uncertainties related to its research.

The Company's research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Company's targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Company may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

The Company's clinical trials may not yield results which will enable it to obtain regulatory approval for its human therapeutic products.

If clinical trials for a product candidate are unsuccessful, the Company will be unable to commercialize such product candidate. If one or more of the Company's clinical trials is delayed, the Company will be unable to meet its anticipated development or commercialization timelines. Either circumstance could cause the price of the Common Shares to decline.

If difficulties are encountered enrolling patients in the Company's clinical trials, the Company's trials could be delayed or otherwise adversely affected.

Clinical trials for the Company's product candidates require that the Company identify and enrol a large number of patients with the disorder under investigation. The Company may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. If the Company has difficulty enrolling a sufficient number of patients to conduct the Company's clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the Company's product candidates, the Company will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Company's human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources.

If the Company's products do not gain market acceptance, the Company may be unable to generate significant revenues.

Even if the Company's products are approved for sale, they may not be successful in the marketplace. If the Company's products do not gain market acceptance among consumers, physicians, patients and others in the medical community, the Company's ability to generate significant revenues from the Company's products would be limited.

The Company may not achieve its projected development goals in the time frames announced and expected.

There can be no assurance that the Company's clinical trials will be completed, that the Company will make regulatory submissions or receive regulatory approvals as planned or that the Company will be able to adhere to its current schedule for the launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

If the Company fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.

If the Company fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.

The Company may not obtain adequate protection for its products through its intellectual property.

The Company's success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical biopharmaceutical firms, including the Company, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Company may not provide the Company with any competitive advantage. The Company's patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Company's will circumvent its patents by means of alternate designs or processes. The Company may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Company may be required to disclaim part of the term of certain patents. There may be prior applications of which the Company is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications of which the Company is aware, but which does not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Company's patents would, if challenged, be held by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe the Company's patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Company. Pending patent applications may not result in the issuance of patents, and the Company may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting the Company's business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Company's technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain. The Company could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Company's granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its intellectual property. The Company generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Company's employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Company's exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company's proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Company or otherwise gain access to the Company's trade secrets.

The Company currently has the right to use certain technology under license agreements with third parties. The Company's failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Company to terminate the related development program and cause a complete loss of its investment in that program.

As a result of the foregoing factors, the Company may not be able to rely on its intellectual property to protect its products in the marketplace.

<u>The Company may infringe the intellectual property rights of others.</u>

The Company's commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Company is not aware that its products infringe or patents, that the Company believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Company is unaware that may later result in issued patents that its products infringe.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Company, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Company is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer's disease and diabetes. In the event of infringement or violation of another party's patent, the Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Company's products or lead to prohibition of the manufacture or sale of products by it.

Patent litigation is costly and time consuming and may subject the Company to liabilities.

The Company's involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Company to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Company to significant liabilities.

The Company operates in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from health care companies, pharmaceutical companies, large and small biopharmaceutical companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Company's technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Company is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors' products or processes could have a material adverse effect on the Company's product candidates, including its clinical candidates or its lead compounds.

The market price of the Company's Common Shares experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Company is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company's Common Shares may experience a high level of volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of Common Shares. Listing on NASDAQ and the TSX may increase share price volatility due to various factors.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Company's operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Company's stock drops significantly, which may cause the Company to incur substantial costs and could divert the time and attention of its management.

These factors, among others, could significantly depress the trading price of the Company's securities.

Because the Company may experience a high level of volatility in its Common Shares, you should not invest in the Company's stock unless you are prepared to absorb a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.

The Company is highly dependent on third parties.

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company will be able to obtain such materials and services.

The Company is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.

The Company is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Company's success. Competition for skilled personnel is intense, and the Company's ability to attract and retain qualified personnel may be affected by such competition.

The Company's business involves the use of hazardous materials which requires the Company to comply with environmental regulation.

The Company's discovery and development processes involve the controlled use of hazardous materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the Company's resources. The Company may not be adequately insured against this type of liability. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Company's future financial position or results of operations.

Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

The Company may experience difficulties in managing its future growth.

The Company may have difficulty managing its growth with the increased level of clinical development and potentially if it achieves commercialization.

Future health care reforms may produce adverse consequences.

Health care reform and controls on health care spending may limit the price the Company can charge for any products and the amounts thereof that it can sell. At present, the Company is not aware of any immediate changes in FDA or Canadian regulatory policies that would adversely affect its development programs.

The Company faces an unproven market for its future products.

The Company believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Company's products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Company or its collaborative partners may develop.

The Company may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Company to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

The Company may encounter unforeseen emergency situations.

Despite the implementation of security measures, any of the Company's, its collaborators' or its third party service providers', internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruptions in that of the Company, in collaboration or in third party service vendors' operations could result in a material disruption of the Company's drug discovery programs.

The Company's technologies may become obsolete

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company's technologies obsolete, less competitive or less marketable.

Other Risks

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars. The Company invests its cash in certain investment vehicles that provide a low risk rate of interest. If interest rates change, the interest earned by the Company as income will be affected. In addition, the Company's share price is subject to equity market risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company's business and in the biotechnology industry in general. The expectations of the Company made by securities analysts could also have a significant impact on the trading price of the Company's shares.

OTHER

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

Consolidated Financial Statements

June 30, 2008

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of **Transition Therapeutics Inc.** have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders' auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been examined by the shareholders' independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.

Tony Cruz
Chief Executive Officer

Elie Farah
Chief Financial Officer

September 15, 2008

Auditors' Report

To the Shareholders of Transition Therapeutics Inc.

We have audited the consolidated balance sheets of **Transition Therapeutics Inc.** as at June 30, 2008 and 2007 and the consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Canada

September 15, 2008

Comments by Auditors on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the change related to accounting for inventory and financial instruments as described in note 2 to the financial statements. Our report to the shareholders dated September 15, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Canada

September 15, 2008

Consolidated Balance Sheets

As at June 30
(in Canadian dollars)

	June 30, 2008 $	June 30, 2007 $
ASSETS		
Current		
Cash and cash equivalents [note 8]	22,952,865	1,377,387
Held-to-maturity investments [note 8]	40,710,765	33,414,383
SCT receivable [note 12]	1,650,000	-
Due from Eli Lilly and Company [note 5]	472,220	-
Receivables	278,784	317,979
Investment tax credits receivable	693,057	559,405
Prepaid expenses and deposits	974,426	519,937
Total current assets	67,732,117	36,189,091
Capital assets, net [note 10]	958,689	1,174,028
Intangible assets [note 11]	26,185,155	26,632,609
	94,875,961	63,995,728
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	1,576,190	2,866,655
Due to Elan Pharma International Limited [note 4]	1,795,242	697,743
Current portion of deferred revenue	-	131,244
Total current liabilities	3,371,432	3,695,642
Deferred revenue [notes 4 and 5]	27,736,750	9,885,733
Leasehold inducement	80,024	91,456
Total liabilities	31,188,206	13,672,831
Commitments [note 19]		
Guarantees [note 20]		
Shareholders' equity		
Common shares	160,262,540	133,988,318
Contributed surplus	4,492,251	4,487,752
Stock options	3,093,735	1,538,396
Deficit	(104,160,771)	(89,691,569)
Total shareholders' equity	63,687,755	50,322,897
	94,875,961	63,995,728

See accompanying notes

On behalf of the Board:

Tony Cruz
Director

Christopher Henley
Director

Consolidated Statements of Loss and Comprehensive Loss

Years ended June 30
(in Canadian dollars)

	2008 $	2007 $
REVENUES		
Milestone revenue	-	552,650
Licensing fees	1,596,722	131,244
	1,596,722	683,894
EXPENSES		
Research and development [note 9]	12,822,913	9,839,170
General and administrative	5,820,864	5,317,524
Amortization	2,747,743	6,823,259
Foreign exchange loss (gain)	(608,059)	6,875
Loss on disposal of capital assets and assets held for sale	-	14,377
	20,783,461	22,001,205
Loss before the following	(19,186,739)	(21,317,311)
Interest income, net	2,417,537	1,226,099
Gain on note receivable [note 12]	650,000	400,000
Loss before income taxes	(16,119,202)	(19,691,212)
Future income taxes recovery [note 15]	-	2,729,422
Net loss and comprehensive loss for the year	(16,119,202)	(16,961,790)
Basic and diluted net loss per common share [note 13[b][v]]	$(0.70)	$(0.87)

See accompanying notes

Consolidated Statement of Shareholders' Equity

For the years ended June 30, 2008 and 2007
(in Canadian dollars)

	Number of Shares #
Balance, July 1, 2006	17,494,269
Adjustment to opening deficit for change in accounting policy related to research inventory	-
Stock options exercised	63,654
Stock options expired	-
Stock-based compensation expense	-
Issued pursuant to private placement, net	2,986,867
Issued on acquisition of NeuroMedix Inc., net	685,951
Net loss and comprehensive loss for the year	-
Balance, June 30, 2007	21,230,741
Adjustment to opening deficit for change in accounting policy related to financial instruments [note 2]	-
Issued pursuant to private placement, net [note 13[b][ii]]	1,736,107
Issued as additional consideration regarding Ellipsis Neurotherapeutics Inc. [note 13[b][iii]]	174,123
Stock options exercised or forfeited [note 13[c][ii and iii]]	45,736
Stock-based compensation expense [note 13[c]]	-
Net loss and comprehensive loss for the year	-
Balance, June 30, 2008	23,186,707

	Share Capital $	Contributed Surplus $	Stock Options $	Deficit $	Total Shareholders' Equity $
	99,563,853	4,469,987	774,858	(69,504,180)	35,304,518
	-	-	-	(3,225,599)	(3,225,599)
	601,571	-	(221,177)	-	380,394
	-	17,765	(17,765)	-	-
	-	-	1,002,480	-	1,002,480
	23,964,751	-	-	-	23,964,751
	9,858,143	-	-	-	9,858,143
	-	-	-	(16,961,790)	(16,961,790)
	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897
	-	-	-	1,650,000	1,650,000
	23,968,567	-	-	-	23,968,567
	1,890,976	-	-	-	1,890,976
	414,679	4,499	(166,534)	-	252,644
	-	-	1,721,873	-	1,721,873
	-	-	-	(16,119,202)	(16,119,202)
	160,262,540	4,492,251	3,093,735	(104,160,771)	63,687,755

Consolidated Statements of Cash Flows

Years ended June 30
(in Canadian dollars)

	2008 $	2007 $
OPERATING ACTIVITIES		
Net loss for the year	(16,119,202)	(16,961,790)
Add (deduct) items not involving cash:		
Amortization of:		
capital assets	240,787	317,780
intangible assets	2,689,296	6,748,787
leasehold inducement	(11,432)	(11,432)
Write-off of research inventory acquired from NeuroMedix Inc.	-	387,667
Recovery of future income taxes	-	(2,729,422)
Stock-based compensation expense	1,721,873	1,002,480
Gain on note receivable [note 12]	(650,000)	(400,000)
Loss on disposal of capital assets and assets held for sale	-	45,073
Unrealized foreign exchange loss (gain)	(279,282)	8,583
Accrued interest on held-to-maturity investments	(696,467)	(423,628)
Net change in operating assets and liabilities [note 17]	16,505,641	6,792,452
Cash provided by (used in) operating activities	3,401,214	(5,223,450)
INVESTING ACTIVITIES		
Maturity of short-term investments	337,988,232	108,694,797
Purchase of short-term investments	(344,308,865)	(130,361,807)
Proceeds from disposal of short-term investments	-	30,738
Proceeds from assets held for sale	-	265,401
Purchase of capital assets	(25,448)	(49,526)
Purchase of intangible assets	(350,866)	(345,425)
Proceeds on disposal of capital assets	-	60,754
Cash received on note receivable [note 12]	650,000	400,000
Cash received on acquisition of NeuroMedix Inc.	-	109,730
NeuroMedix Inc. acquisition costs	-	(322,842)
Cash used in investing activities	(6,046,947)	(21,518,180)
FINANCING ACTIVITIES		
Repayment of long term debt	-	(300,707)
Proceeds from issuance of common shares, net	24,221,211	24,345,142
Cash provided by financing activities	24,221,211	24,044,435
Net increase (decrease) in cash and cash equivalents during the year	21,575,478	(2,697,195)
Cash and cash equivalents, beginning of year	1,377,387	4,074,582
Cash and cash equivalents, end of year [note 8]	22,952,865	1,377,387

See accompanying notes

Notes To Consolidated Financial Statements

June 30, 2008
(in Canadian dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. ["Transition" or the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of Alzheimer's disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

Effective July 1, 2007, NeuroMedix Inc. amalgamated with Waratah Pharmaceuticals Inc. As a result of the amalgamation, these consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc. and Waratah Pharmaceuticals Inc. ["Waratah"]. These consolidated financial statements also include the results of NeuroMedix US Inc. up to November 27, 2007, the date of dissolution.

All material intercompany transactions and balances have been eliminated on consolidation.

2. CHANGES IN ACCOUNTING POLICIES

Financial Instruments

Effective July 1, 2007, the Company has adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Section 3855, *Financial Instruments – Recognition and Measurement*, CICA Section 3861, *Financial Instruments – Disclosure and Presentation, and Handbook Section 3865, Hedges*. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when or how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and disclosing comprehensive income (loss). Comprehensive income (loss) is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) but that are excluded from net income (loss) calculated in accordance with Canadian generally accepted accounting principles.

Under the new standards, all financial instruments are classified into one of the following five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in the carrying value of financial instruments depend on their initial classification.

Held-for-trading financial instruments are measured at fair value and all gains or losses are included in the results of operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income (loss) until the asset is removed from the balance sheet or an impairment occurs. As a result of the adoption of these standards, the Company has classified its cash equivalents and short-term investments as "held-to-maturity" which are measured at amortized cost using the effective interest method. The Company has classified the SCT receivable relating to the assets transferred under contractual arrangement, previously measured using a cost recovery basis, as held-for-trading and it is measured at fair value. The Company has also classified its accounts receivable as "Loans and receivables" and its accounts payable and accrued liabilities as "Other financial liabilities", both of which are measured at amortized cost. The standard was adopted retroactively without restatement in accordance with the transitional provisions. As a result of the adoption of this standard, the Company has reclassified $423,628 from interest receivable to held-to-maturity investments to conform with the measurement basis recommended by the standard. In addition, the Company adjusted the carrying value of the SCT receivable relating to the assets transferred under a contractual arrangement by an amount of $1,650,000 resulting in a corresponding adjustment to the deficit. The adoption of the standard had no impact on previously reported earnings per share. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the value of the instrument. The adoption had no other impact on the Company's balance sheet at July 1, 2007.

Inventory

During the fourth quarter of fiscal 2007, the Company changed its accounting policy related to inventories to adopt CICA Handbook section 3031 - Inventories, effective July 1, 2006. As a result of the adoption, the net realizable value of the inventory is now measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. Previously the Company measured net realizable value at the inventory's replacement cost. The change in accounting policy was applied in accordance with the transitional provisions which permitted the Company to charge the difference in the measurement of opening inventory of $3,225,599 to the opening deficit for the year without restatement of prior years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the valuation of intangible assets, investment tax credits receivable, future income tax assets and impairment assessments of capital and intangible assets. Actual results could differ from the estimates used.

Cash and cash equivalents and held-to-maturity investments

The Company's cash equivalents are invested in bankers' acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.

Held-to-maturity investments consist of bankers' acceptances and other debentures maturing in less than 12 months. Fair value of held-to-maturity investments is determined based on information provided by the Company's investment broker who determines fair value based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were redeemed on that day. Management regularly reviews the activity and stability of their investment issuers and prevailing interest rates to ensure that the fair value information provided by their broker appears reasonable.

The Company's investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. Interest income from held-to-maturity investments was $2,419,762 for the year ended June 30, 2008.

Investment tax credits

Investment tax credits ["ITCs"] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. ITCs are accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.

Research inventory

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

Capital assets

Capital assets, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment	30% and 45%
Office equipment and furniture	20%
Laboratory equipment	20%

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

Intangible assets

Intangible assets consist primarily of technology, patents and compounds. Intangible assets are recorded at cost and are being amortized on a straight line basis over the estimated useful life, ranging from 5 to 15 years.

Impairment of long-lived assets

The Company assesses its capital and intangible assets for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at June 30, 2008, management is of the view there have been no events or changes in circumstances that indicate the carrying value of capital and intangible assets were not recoverable.

Leases

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation, if any, reflects the present value of future lease payments, discounted at the appropriate interest rate, and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed on a straight line basis over the life of the lease.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.

Variable interest entities

Variable interest entities ["VIEs"] refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should be consolidated.

The Company has analyzed its interests in entities which it does not wholly own and has determined that it has an interest in one VIE, Stem Cell Therapeutics Inc. ("SCT"). SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The Company has determined that it is not the primary beneficiary of SCT and therefore consolidation is not required. The nature of the Company's involvement with SCT is further described in note 12.

Financial instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities and amounts due to/from Elan and Eli Lilly. Financial instruments are initially recorded at fair value.

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

Revenue recognition

The Company recognizes revenue in accordance with Emerging Issues Committee Abstract 141 - Revenue Recognition. When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Committee Abstract 142 - Revenue Arrangements with Multiple Deliverables. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements ("collaborations").

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company's additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product's future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

Licensing arrangements

The Company accounts for revenue from licensing arrangements using the milestone method. Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments is recognized when the milestone is achieved.

Collaboration arrangements

The Company accounts for collaboration arrangements using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the total costs to be incurred,.the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable. In the event that the Company cannot determine if the overall arrangement will be profitable, all revenue associated with the arrangement is deferred until such time as the profitability determination can be made.

The Company uses an input based measure, specifically direct costs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue in accordance with the zero profit proportional performance model described above until the earlier of (i) when the Company can meet the criteria for separate recognition of each element under the guidance of EIC 142; or (ii) after the Company has fulfilled all of its contractual obligations under the arrangement.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Profitability is defined as a net cash inflow resulting from the arrangement over its life. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

Research and development

Research and development expenses include salaries, stock-based compensation, clinical trial costs, manufacturing and research inventory. Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.

Stock based compensation

The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 14.

Compensation expense for employees is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included as a separate component of shareholders' equity titled stock options. Compensation expense for consultants is recognized for stock options based on the fair value of the options over the period the consulting services are provided.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. If other assumptions are used, stock-based compensation could be significantly impacted.

The stock option balance, included in shareholders' equity is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, the amount initially recorded for the options in stock options is credited to common shares, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

Net loss per common share

Basic net loss per common share is determined by dividing the net loss by the weighted average number of common shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding. Diluted net loss per common share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year. All options are excluded from the calculation of diluted loss per common share as their effect is anti-dilutive.

Foreign currency transactions

Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses are included in net income.

Recent Canadian accounting pronouncements:

CICA Section 1400, General Standards of Financial Statement Presentation

Under the amended section, management is required to make an assessment of an entity's ability to continue as a going concern. In making its assessment, management must consider all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Financial statements must be prepared on a going concern basis unless management either

(in Canadian dollars)

intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern. The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company intends to adopt this standard for the three-month period ended September 30, 2008 and does not expect the adoption of this standard will have an impact on the disclosures in the financial statements.

<u>CICA Section 1535, Capital Disclosures</u>

This pronouncement establishes standards for disclosing information, both qualitative and quantitative, that enable users of financial statements to evaluate an entity's objectives, policies and processes for management of capital. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements. The Company intends to adopt this standard for the three-month period ended September 30, 2008.

<u>CICA Section 3064, Goodwill and Intangible Assets</u>

This pronouncement replaces CICA 3062, "Goodwill and Other Intangible Assets" and CICA 3450, "Research and Development Costs". The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards. These changes are effective for years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting this standard as to potential impact and the date at which the Company will adopt the new standard.

<u>CICA Section 3862, Financial Instruments – Disclosures and CICA Section 3863, Financial Instruments – Presentation</u>

These pronouncements revise and enhance disclosure requirements for financial instruments and carry forward unchanged the presentation requirements for financial instruments, respectively. The standards replace CICA Section 3861, Financial Instruments – Disclosure and Presentation. The new sections are effective for interim and annual financial statements for fiscal years beginning on and after October 1, 2007. The disclosure requirements cover the significance of financial instruments, fair value of financial instruments and exposures to risks from financial instruments. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements. The Company intends to adopt this standard for the three-month period ended September 30, 2008.

4. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited ("Elan") and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company's novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company has received upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Each party's cost share and ownership interest may vary throughout the term of the agreement dependent on certain elections that may be made during the development of ELND005 (AZD-103). Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.

During the year ended June 30, 2008, the Company received the second upfront payment of $7,284,000 (US$7,500,000) from Elan, and also received a milestone payment of $5,015,495 (US$5,000,000) for the initiation of the Phase II clinical study which was announced December 21, 2007. These payments, totaling $12,299,495 (US$12,500,000) have been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. As of June 30, 2008, the Company has received a total of $20,719,745 (US$20,000,000) in up-front and milestone payments since the initiation of the collaboration agreement.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has 45 days after the receipt of the proof of concept data from the on-going Phase II clinical trial to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company's development percentage, the Company would owe Elan approximately US$1.1 million for post Phase II development costs incurred up to June 30, 2008. These costs have not been recorded as an expense or a liability at June 30, 2008 as the Company has not yet made a decision as to its participation.

At June 30, 2008, under the terms of the agreement, the Company owes Elan $1,795,242 for costs incurred during the fourth quarter relating to the on-going Phase II clinical trial. This amount has been recorded as a liability at June 30, 2008 and is expected to be paid during the three-month period ending September 30, 2008.

5. LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 13, 2008, Eli Lilly and Company ("Lilly") and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition's gastrin based therapies, including the lead compound TT-223, which is currently in Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly will reimburse the Company up to US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee

(in Canadian dollars)

to coordinate and oversee activities relating to the TT-223 program. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide.

During the fourth quarter of fiscal 2008, the Company received the upfront payment of $7,017,000 (US$7,000,000) from Lilly which was recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. At June 30, 2008 the Company has a receivable from Lilly in the amount of $472,220 for costs incurred under the agreement in connection with the Phase II clinical trial.

6. LICENSING AGREEMENT WITH NOVO NORDISK

On November 5, 2007, the Company announced that following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to all of the Company's diabetes programs. Accordingly, Transition terminated the agreement between the companies, returning to Transition all rights held by Novo Nordisk relating to E1-I.N.T.™ As a result of the licensing agreement being terminated, the remaining deferred amounts totaling $1,563,911 were recognized as licensing fee revenue during the year ended June 30, 2008.

7. ACQUISITION OF NEUROMEDIX INC.

On May 9, 2007, the Company completed a tender offer (the "Offer") for the outstanding shares of NeuroMedix Inc. ("NeuroMedix") a central nervous system ("CNS") focused biotechnology company. NeuroMedix's family of compounds have the key characteristics for a CNS drug as they are small molecules that are orally bioavailable and cross the blood-brain-barrier. Selected compounds have been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury. Selected compounds are currently in pre-clinical development. Management cannot reasonably determine when a product will be commercialized and generate revenue for the Company.

As of the completion of the Offer, a total of 29,850,000 NeuroMedix common shares were validly tendered and accepted for purchase, representing 94% of the outstanding shares of NeuroMedix. As the Offer was accepted by holders of more than 90% of the common shares of NeuroMedix not held by Transition or its affiliates, the Company exercised its right under the compulsory acquisition provisions of section 206 of the Canada Business Corporations Act and acquired the remaining outstanding common shares of NeuroMedix not owned by Transition. Following the completion of the compulsory acquisition on June 1, 2007, NeuroMedix became a wholly-owned subsidiary of Transition. The NeuroMedix common shares were delisted from the TSX Venture Exchange effective May 15, 2007. Transition issued a total of 685,951 common shares as consideration for 100% of the NeuroMedix common shares received. In connection with the acquisition, Transition also acquired 100% of the outstanding common shares of NeuroMedix US Inc.

The acquisition of NeuroMedix has been accounted for as an acquisition of assets because NeuroMedix does not meet the definition of a business under Emerging Issues Committee Abstract 124 Total consideration was determined by the listed share price of the Company on the date the shares were issued plus the related acquisition costs, and was allocated to the assets acquired and liabilities assumed based on the estimated fair values on the date of acquisition, as follows:

	$
Assets acquired	
Cash	109,730
Receivables	166,044
Research inventory	387,667
Prepaid expenses	29,890
Capital assets	8,604
Intangible assets [note 11]	11,085,259
Future tax assets	3,514,857
	15,302,051
Less liabilities assumed	
Accounts payable and accrued liabilities	1,606,209
Future tax liability	3,514,857
Net assets acquired	10,180,985
Consideration given	
Common shares, net of share issuance costs of $19,551 [note 18[d]]	9,858,143
Acquisition costs	322,842
	10,180,985

The cost of the research inventory was immediately charged to research and development expense as the net realizable value of the inventory was determined to be zero.

8. CASH AND CASH EQUIVALENTS AND HELD-TO-MATURITY INVESTMENTS

The Company's cash equivalents are invested in bankers' acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The annualized rate of return on these funds at June 30, 2008 was 3.4% [June 30, 2007 – 3.9%]. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.

Held-to-maturity investments consist of bankers acceptances and medium term note debentures totaling $40,710,765 at June 30, 2008 with effective interest rates between 1.71% and 3.37% and maturity dates between July 3, 2008 and September 16, 2008. The fair value of the held-to-maturity investments at June 30, 2008 is $40,710,765 [June 30, 2007 – $33,414,383].

Cash and cash equivalents consist of the following:

	2008 $	2007 $
Cash	6,155,340	1,377,387
Cash equivalents	16,797,525	-
	22,952,865	1,377,387

Notes To Consolidated Financial Statements

June 30, 2008
(in Canadian dollars)

9. INVESTMENT TAX CREDITS

For the year ended June 30, 2008, investment tax credits of $200,000 [2007 – $200,000] were recorded as a reduction of research and development expenses.

10. CAPITAL ASSETS

Capital assets consist of the following:

	June 30, 2008		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	301,012	213,755	87,257
Office equipment and furniture	166,697	107,168	59,529
Laboratory equipment	1,595,008	928,179	666,829
Leasehold improvements	244,888	99,814	145,074
	2,307,605	1,348,916	958,689

	June 30, 2007		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	283,738	169,655	114,083
Office equipment and furniture	158,523	93,307	65,216
Laboratory equipment	1,595,008	761,473	833,535
Leasehold improvements	244,888	83,694	161,194
	2,282,157	1,108,129	1,174,028

11. INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30, 2008		
	Cost $	Accumulated amortization $	Net book value $
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	-
Technology acquired from Biogenesys, Inc.	137,000	137,000	-
Sub-licensing fees and prepaid royalties paid to General Hospital Corp.("GHC") [note 19[c][i]]	778,691	65,214	713,477
Technology, workforce and patents acquired from Protana	4,412,594	2,390,969	2,021,625
Technology, products and patents acquired from ENI	16,135,399	3,138,837	12,996,562
Patent portfolio	386,000	173,467	212,533
Compounds acquired from NeuroMedix [note 7]	11,085,259	844,301	10,240,958
	72,734,860	46,549,705	26,185,155

	June 30, 2007		
	Cost $	Accumulated amortization $	Net book value $
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	-
Technology acquired from Biogenesys, Inc.	137,000	137,000	-
Sub-licensing fees and prepaid royalties paid to GHC	427,825	31,773	396,052
Technology, workforce and patents acquired from Protana	4,412,594	1,470,867	2,941,727
Technology, products and patents acquired from ENI	14,244,423	2,219,300	12,025,123
Patent portfolio	386,000	96,267	289,733
Compounds acquired from NeuroMedix	11,085,259	105,285	10,979,974
	70,493,018	43,860,409	26,632,609

(in Canadian dollars)

The amortization to be taken on intangible assets by fiscal year is as follows:

	$
2009	2,741,461
2010	2,741,461
2011	2,096,466
2012	1,781,742
2013	1,781,742
Thereafter	15,042,283
	26,185,155

The amortization of all intangible assets relates to the research and development efforts of the Company.

12. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed a Share Purchase Agreement (the "Agreement") to sell one of its wholly-owned subsidiaries, Stem Cell Therapeutics Inc. ("SCT"), whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The Agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the Agreement. Therefore, on closing of the transaction, the Company classified the net carrying amount of the assets and liabilities of SCT as assets transferred under a contractual arrangement. Prior to July 1, 2007, the Company accounted for the assets transferred under contractual arrangement using the cost recovery method whereby the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value of nil as of the end of fiscal 2006. Any proceeds received subsequent to the assets being reduced to nil and June 30, 2007 have been included as a gain in the statement of loss.

During the year ended June 30, 2008, the Company received the third anniversary payment of $650,000 in cash which has been recorded as a gain in the statement of loss. As of June 30, 2008, total payments received amount to $1,850,000.

Effective July 1, 2007, the Company determined that the asset was a financial asset and has classified the asset transferred under contractual arrangement as a financial asset held for trading as described in note 2. The Company has estimated the fair value of this financial asset using a discounted cash flow method based on the contractual payments due to the Company. A change of 10% in the discount rates used would have resulted in an increase or decrease in net income of $67,000 or $57,000 respectively, for the year ended June 30, 2008 and a nominal change in total assets as at June 30, 2008. The change in fair value recognized by the Company during the year was $650,000. The final payment of $1,650,000 is due in the first quarter of fiscal 2009.

13. SHARE CAPITAL

[a] Authorized

At June 30, 2008, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b] Common shares issued and outstanding during the year

[i] On July 9, 2007 the Company announced the completion of the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The Toronto Stock Exchange ("TSX") approved the consolidation and the common shares of the Company commenced trading on the TSX on a post-consolidated basis at the opening of trading on Monday, July 9, 2007. The share consolidation has been effected to satisfy the NASDAQ's listing criteria regarding minimum bid price. This share consolidation was approved by Transition's shareholders at the Company's Annual and Special Meeting held in December 2006. The share consolidation affects all of the Company's common shares and stock options outstanding at the effective date. Fractional shares were not issued and each shareholder's aggregated fraction was paid out in cash on the basis of a fraction of $15.75. As a result of this consolidation, the comparative number of common shares, warrants and options, related exercise prices and basic and diluted loss per share have been retroactively adjusted to reflect the consolidation.

[ii] On July 11, 2007, the Company announced the closing of its private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,031,433 resulting in net cash proceeds of $23,968,567.

[iii] On December 21, 2007, the Company, along with Elan, jointly announced the initiation of a Phase II clinical study. In connection with this initiation, the Company issued the former shareholders of Ellipsis Neurotherapeutics Inc. ["ENI"] the first contingent consideration milestone in the form of 174,123 common shares at a price of $10.86 per share, representing the weighted average closing trading price for the five trading days prior to issuance. The shares issued had a fair value of $1,890,976 and represent additional consideration paid to acquire the technology, products and patents from ENI. Accordingly, the consideration has been capitalized to intangible assets (note 11).

[iv] On November 8, 2006, the Company completed a private placement financing issuing 2,986,867 common shares at a price of $8.37 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,035,249 resulting in net cash proceeds of $23,964,751.

Notes To Consolidated Financial Statements

June 30, 2008
(in Canadian dollars)

[v] The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the year ended June 30, 2008 is 22,949,425 [2007 – 19,444,398]. The outstanding options to purchase common shares of 1,870,263 [2007 – 605,883] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. For the year ended June 30, 2008, 79,908 [2007 – 79,908] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

[c] Stock Options

Stock options	#	$	Weighted Average Exercise Price $
Stock options outstanding, June 30, 2006	470,893	774,858	7.92
Stock options issued [i]	282,222	-	5.04
Stock options exercised [ii]	(63,654)	(221,177)	5.94
Stock options expired	(55,185)	-	13.59
Stock options forfeited [iii]	(28,393)	(17,765)	9.63
Stock based compensation expense	-	1,002,480	-
Stock options outstanding, June 30, 2007	605,883	1,538,396	7.02
Stock options issued [i]	1,345,266	-	13.59
Stock options exercised [ii]	(45,736)	(162,035)	5.52
Stock options expired	-	-	-
Stock options forfeited [iii]	(35,150)	(4,499)	8.51
Stock based compensation expense	-	1,721,873	-
Stock options outstanding, June 30, 2008	1,870,263	3,093,735	11.77

[i] The fair value of the stock options issued during the year ended June 30, 2008 is $7,506,737 [2007 – $1,442,900].

[ii] Stock options totaling 45,736 were exercised in fiscal 2008 [2007 – 63,654]. These stock options had a recorded value of $162,035 [2007 – $221,177] and resulted in cash proceeds to the Company of $252,644 [2007 – $380,394].

[iii] Stock options totaling 35,150 were forfeited in fiscal 2008 [2007 – 28,393]. These forfeited stock options had a fair value of $199,397 [2007 – $110,294].

[iv] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2008 are $22,005,602 [June 30, 2007 – $4,276,829].

14. STOCK-BASED COMPENSATION PLANS

The Company's stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company's policy is to establish annual goals with respect to business strategy and the individual's area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company's performance, and the employee's performance. Stock option grants are approved by the Board of Directors. The Board of Directors take into account the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 5 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 4 years based on historical option exercising patterns.

In November 1999, the Company established a Stock Option Plan [the "Plan"] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

All stock options granted under the Plan must be exercised within a maximum period of five years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

Notes To Consolidated Financial Statements

June 30, 2008
(in Canadian dollars)

A summary of options outstanding as at June 30, 2008 under the plans are presented below:

	Outstanding			Exercisable		
Range of exercise prices $	Number of options #	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life (years)	Weighted average exercise price $
3.15 - 7.65	416,891	2.80	5.60	299,021	2.76	5.55
9.72 - 12.78	98,446	1.91	11.46	78,031	1.26	11.57
13.00 - 14.58	1,125,332	4.83	13.30	96,318	4.70	13.02
15.48 - 18.00	229,594	4.00	15.58	92,159	3.99	15.58
	1,870,263			565,529		

A summary of options outstanding as at June 30, 2007 under the plans are presented below:

	Outstanding			Exercisable		
Range of exercise prices $	Number of options #	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life (years)	Weighted average exercise price $
2.52 - 3.15	27,078	1.3	3.15	24,993	1.3	3.06
4.68 - 8.46	466,119	3.9	5.85	178,628	3.9	5.76
9.72 - 12.78	78,797	2.2	11.61	68,673	2.2	11.52
13.86 - 18.00	33,889	4.9	16.02	22,385	5.0	15.57
	605,883			294,679		

For the year ended June 30, 2008, total stock based compensation expense was $1,721,873 [2007 – $1,002,480], split between general and administrative expense of $1,029,747 [2007 – $729,616] and research and development of $692,126 [2007 – $272,864].

The fair value of options granted during fiscal 2008 is $7,506,737 [2007 – $1,442,900]. The fair value of the options at the date of grant for the year ended June 30, 2008 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life 4 years [2007 – 4 years], volatility between 0.558 – 0.708 [2007 – 0.898 and 1.920], risk free interest rate between 3.24% and 3.61% [2007 – 2.91% and 3.46%] and a dividend yield of 0% [2007 – 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2008 was $5.58 [2007 – $5.04].

As at June 30, 2008 and 2007, total compensation cost related to non-vested awards not yet recognized is $7,141,444 and $1,296,780 respectively. The weighted average period over which it is expected to be recognized is 36 and 18 months respectively.

For fiscal 2008, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $11.77 and 4.12 years [2007 – $7.02 and 3.23 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $9.29 and 3.08 years [2007 – $7.65 and 3.20 years].

The intrinsic value of options exercised during fiscal 2008 is $279,593 [2007 – $685,585] and the intrinsic value of options granted for fiscal 2008 and 2007 is nil.

15. INCOME TAXES

[a] As at June 30, 2008, the Company has total Canadian non-capital losses of approximately $29,192,000 [2007- $39,680,000] available for carryforward. The non-capital losses will begin to expire as follows:

	$
2009	1,171,000
2010	2,197,000
2014	2,513,000
2015	3,348,000
2026	4,318,000
2027	11,854,000
2028	3,791,000
	29,192,000

As at June 30, 2008, the Company also has approximately $24,384,000 [2007 – $20,028,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years' taxable income. During fiscal 2008 the Company recorded $200,000 [2007 – $200,000] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $5,665,000 [2007 – $4,206,000] in federal ITCs that can be carried forward for up to twenty years and used to reduce the Company's taxes payable.

(in Canadian dollars)

[b] Significant components of the Company's future tax assets and liabilities are as follows:

	2008 $	2007 $
Future tax assets		
Capital and intangible assets	2,847,584	2,792,007
Deferred revenue	8,043,658	3,255,516
Non-capital loss carryforwards	8,592,470	13,060,484
Canadian scientific research and experimental development expenditures	7,083,051	6,523,214
Investment tax credits	4,744,882	3,367,860
Financing and share issuance costs	756,677	821,192
Total future tax assets	32,068,322	29,820,273
Future tax liabilities		
Intangible assets	(7,369,690)	(7,976,612)
Capital gains	(4,173)	(8,964)
Leasehold inducement	(23,807)	(29,723)
Total future tax liabilities	(7,397,670)	(8,015,299)
	24,670,652	21,804,974
Less valuation allowance	(24,670,652)	(21,804,974)
Net future tax liability	-	-

[c] The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2008 $	2007 $
Tax recovery at combined federal and provincial rates	(5,611,094)	(7,112,466)
Non-deductible permanent differences:		
Stock-based compensation	599,384	362,096
Other permanent and non-deductible items	4,766	90,053
Impact of changes in tax rates	3,655,230	725,038
Financing and share issuance costs	(359,042)	(480,618)
Non-refundable investment tax credits	(1,154,920)	(1,798,092)
Future tax assets not recognized for accounting	2,865,676	5,484,567
	-	(2,729,422)

16. RELATED PARTY TRANSACTIONS

During fiscal 2008, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2008 were $6,165 [2007 - $2,700] and are included in general and administrative expenses. The balance owing at June 30, 2008 and 2007 is Nil. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	2008 $	2007 $
Due from Lilly	(472,220)	-
Receivables	39,195	(203,900)
Investment tax credits receivable	(133,652)	616,661
Prepaid expenses and deposits	(454,489)	(20,088)
Accounts payable and accrued liabilities	(1,290,465)	(2,060,673)
Due to Elan	1,097,499	697,743
Deferred revenue	17,719,773	7,762,709
	16,505,641	6,792,452

Supplemental cash flow information

Interest paid	-	2,312
Income tax paid	-	-

18. NON-CASH TRANSACTIONS

During fiscal 2008 and 2007, the Company entered into the following non-cash activities:

[a] On December 21, 2007, the Company issued the former shareholders of ENI the first contingent consideration milestone in the form of 174,123 common shares at a price of $10.86 per share, representing the weighted average closing trading price for the five trading days prior to issuance. The shares issued had a fair value of $1,890,976 and represent additional consideration paid to acquire the technology, products and patents from ENI.

[b] On July 26, 2006 the Company terminated its obligation under a capital lease and returned the office equipment to the lessor. The equipment had a cost of $99,934 and accumulated amortization of $43,425 resulting in a loss of $7,718.

[c] On August 1, 2006, the Company signed an Assignment Agreement ("Agreement") for the exclusive rights to intellectual property relating to apparatus, devises and methods for screening of compound

(in Canadian dollars)

libraries using the Optimol drug discovery technology acquired from Protana in fiscal 2006. Under the terms of the Agreement, the Company paid $50,000 cash and granted laboratory equipment with a fair market value of $50,000 resulting in additions to the Company's patent portfolio totaling $100,000. The laboratory equipment had a net book value of $51,418 and the assignment resulted in the recognition of a loss of $1,418.

[d] On June 1, 2007 the Company acquired 100% of the issued and outstanding common shares of NeuroMedix and acquired net assets of $10,180,985 for total share consideration of $9,858,143 and acquisition costs of $322,842 [note 7].

[e] Amounts owing on capital assets of Nil are included in accounts payable and accrued liabilities at June 30, 2008 [2007 – $10,908].

19. COMMITMENTS

[a] As at June 30, 2008, the Company is committed to aggregate expenditures of $45,000 [2007 – $155,000] under its collaboration agreements. In addition, at June 30, 2008, the Company is committed to aggregate expenditures of approximately $5,868,000 [2007 – $1,573,000] for clinical and toxicity studies to be completed during fiscal 2009 and approximately $104,000 [2007 – $154,000] for manufacturing agreements.

[b] The Company leases premises under operating leases expiring at various dates to June 30, 2011 with an option to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March, 2012. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

	$
2009	282,738
2010	291,469
2011	280,100
2012	158,981
2013	-
	1,013,288

During the year, the rental expense for the various premises under operating leases was $476,632. [2007 – $443,607].

[c] The following commitments are associated with Waratah:

[i] General Hospital Corporation:

The Company owns 50% of certain patent rights issued in connection with the I.N.T.™ technology for the treatment of juvenile diabetes and has a license agreement with GHC whereby GHC assigned the Company an exclusive worldwide license for the remaining 50% of the aforementioned patent rights. Under the license agreement, the Company is committed to making royalty payments of 1.5% on the net sales of any product commercialized based on this technology. This royalty rate can be reduced to 0.75% by the Company through the payment of buy-back options ranging from US$250,000 to US$1.25 million depending on the stage of the development of the I.N.T.™ product at the time of the buy-back. During fiscal 2007 the Company made the first contingent payment in the amount of US$250,000 in order to reduce future royalties to 0.75%. In addition, the Company is committed to make payments ranging from 5%-10% of non-royalty sublicense fees and milestone payments received by the Company from any sublicensee. During fiscal 2008 the Company capitalized a payment of $350,866 (US$350,000) to GHC which represents 5% of the US$7 million upfront fee received from Lilly. The agreement remains in force until the expiration of the last to expire patent.

[ii] *Research Corporation Technologies:*

The Company has a license agreement with Research Corporation Technologies ["RCT"], a company based in Arizona, for the use of RCT's patented protein expression system for the production of the Company's therapeutics proteins. Under the agreement, the Company will pay RCT royalties of 1.5% on net sales, including minimum annual royalties of US$30,000 in 2002 for the term of the agreement.

[iii] *London Health Sciences Center Research Inc. ("LHSCRI"):*

In fiscal 2006, the Company issued to LHSCRI 414,492 Transition common shares having a value of $286,000 in exchange for patents related to the use of GLP-1 in type I diabetes patients. In addition, LHSCRI is entitled to receive up to $2,650,000 in milestone payments and a royalty of 5% on revenues received by the Company related to the license of the technology. The agreement remains in force until the expiration of the last to expire patent.

[iv] *Juvenile Diabetes Research Foundation ("JDRF"):*

Juvenile Diabetes Research Foundation ("JDRF") signed an agreement with the Company to provide up to US$4 million in milestone driven funding to support the research work necessary to advance the Company's Gastrin+GLP-1 product from preclinical studies to Phase II trials in type 1 diabetes patients. If the Company licenses the Gastrin+GLP-1 product for type 1 diabetes, then the JDRF shall receive a 5% royalty on license fees and milestone payment received by the Company. If a Gastrin+GLP-1 product (and/or Gastrin+DPP-4 inhibitor product) is granted regulatory approval, then the JDRF shall receive from the Company an amount equal to three times total funding provided by the JDRF, less any amounts paid to the JDRF from license fees or milestone payments, paid over a five year period following regulatory approval. If five years following regulatory approval, the aggregate net sales of the Company's Gastrin+GLP-1 product (and/or Gastrin+DPP-4 inhibitor product) are greater than US$1 billion or US$2 billion, then the JDRF can receive additional consideration equal to one time or two times the amount of funding provided by the JDRF, respectively. Assuming the maximum JDRF funding contribution of US$4 million and aggregate sales in excess of US$2 billion prior to the fifth anniversary of the approval of a licensed product, the maximum payable to the JDRF under the agreement is US$20million. At June 30, 2008, the Company expensed an amount of $356,895 included in accounts payable and accrued liabilities representing a 5% royalty owing to the JDRF in relation to the US$7 million upfront payment received from Lilly (note 5).

(in Canadian dollars)

[d] The following commitment is associated with ENI:

[i] ELND005 (AZD-103) Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 (AZD-103) with the inventor, an Alzheimer's disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $170,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 (AZD-103) product.

[e] The following commitment is associated with NeuroMedix [note 7]:

[i] Minozac Technology License:

The Company has a worldwide exclusive license to intellectual property relating to the Minozac compound and related compounds with Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1,350,000. In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received by the Company from sublicensing the technology. On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product. After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.

20. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

21. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during fiscal 2008 are from one customer, Novo Nordisk, a company based in Denmark.

22. SUBSEQUENT EVENTS

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of

Forbes Medi-Tech Inc. ("Forbes"). These newly acquired discovery projects and other early-stage internal projects will be the focus of a group of research scientists and will operate through a newly formed United States-based subsidiary called Transition Therapeutics (USA) Inc. which was incorporated on July 14, 2008.

In consideration for the acquisition of these assets and intellectual property rights, Forbes has received from Transition US$1 million, and will potentially receive up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.

23. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.

24. CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States ("U.S."), differs from that applied in Canada:

(a) Consolidated statements of loss and comprehensive loss:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss and comprehensive loss for the year that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Years ended June 30,	
	2008	2007
Net loss for the year in accordance with Canadian GAAP	$(16,119,202)	$(16,961,790)
Reversal of amortization of acquired technologies	1,815,136	5,912,205
Gain on sale of company transferred under contractual arrangement	1,650,000	-
Expense intangibles acquired with respect to NeuroMedix (g)	-	(11,085,259)
Expense intangibles acquired with respect to additional consideration paid with respect to ENI (f)	(1,890,976)	-
Expense other intangibles acquired (f)	(350,866)	(295,425)
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years' stock options (i)	58,884	99,570
Reversal of future tax recovery due to expensing of in-process research and development (j)	-	(2,729,422)
Net loss and comprehensive loss for the year in accordance with U.S. GAAP	$(14,837,024)	$(25,060,121)

Notes To Consolidated Financial Statements

June 30, 2008
(in Canadian dollars)

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Years ended June 30, 2008	2007
Net loss and comprehensive loss attributable to common shareholders:		
Basic and diluted	$(14,837,024)	$(25,060,121)
Weighted average shares:		
Basic and diluted	22,949,425	19,444,398
Loss and comprehensive loss per share:		
Basic and diluted	$(0.65)	$(1.29)

(b) Consolidated statements of changes in shareholders' equity:

Shareholders' equity under U.S. GAAP is as follows:

	Common shares		Additional paid-in capital	Deficit	Total shareholders' equity
	Number	Amount			
Shareholders' equity, June 30, 2006	17,494,269	$100,234,932	$4,251,537	$(88,040,321)	$16,446,148
Issued in connection with private placement	2,986,867	23,964,751	-	-	23,964,751
Acquisition of NeuroMedix	685,951	9,858,143	-	-	9,858,143
Exercise of stock options	63,654	601,571	(221,177)	-	380,394
Stock-based compensation	-	-	902,910	-	902,910
Net loss and comprehensive loss for the year	-	-	-	(25,060,121)	(25,060,121)
Shareholders' equity, June 30, 2007	21,230,741	$134,659,397	$4,933,270	$(113,100,442)	$26,492,225
Issued in connection with private placement	1,736,107	23,968,567	-	-	23,968,567
Issued as additional consideration regarding ENI	174,123	1,890,976	-	-	1,890,976
Exercise of stock options	45,736	414,679	(162,035)	-	252,644
Stock-based compensation	-	-	1,662,989	-	1,662,989
Net loss and comprehensive loss for the year	-	-	-	(14,837,024)	(14,837,024)
Shareholders' equity, June 30, 2008	23,186,707	$160,933,619	$6,434,224	$(127,937,466)	$39,430,377

(c) Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30:

	2008		2007	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets:				
Current:				
Cash and cash equivalents	$22,952,865	$22,952,865	$1,377,387	$1,377,387
Held-to-maturity investments (d)	40,710,765	40,710,765	33,414,383	33,414,383
SCT Receivable (h)	1,650,000	1,650,000	-	-
Due from Lilly	472,220	472,220	-	-
Receivables	278,784	278,784	317,979	317,979
Investment tax credits receivable	693,057	693,057	559,405	559,405
Prepaid expenses and deposits	974,426	974,426	519,937	519,937
	67,732,117	67,732,117	36,189,091	36,189,091
Capital assets	958,689	958,689	1,174,028	1,174,028
Intangible assets (f)	26,185,155	1,927,777	26,632,609	2,801,937
	$94,875,961	$70,618,583	$63,995,728	$40,165,056
Liabilities and shareholders' equity:				
Current liabilities				
Accounts payable (k)	$-	$-	$422,384	$422,384
Accrued liabilities (k):				
Research contracts	534,042	534,042	1,294,220	1,294,220
Professional services	296,075	296,075	310,260	310,260
Payroll and vacation	418,049	418,049	736,419	736,419
Capital tax and other	328,024	328,024	103,372	103,372
	1,576,190	1,576,190	2,866,655	2,866,655
Due to Elan	1,795,242	1,795,242	697,743	697,743
Current portion of deferred revenue	-	-	131,244	131,244
	3,371,432	3,371,432	3,695,642	3,695,642
Deferred revenue	27,736,750	27,736,750	9,885,733	9,885,733
Leasehold inducement	80,024	80,024	91,456	91,456
	31,188,206	31,188,206	13,672,831	13,672,831
Shareholders' equity:				
Common shares	160,262,540	160,933,619	133,988,318	134,659,397
Contributed surplus	4,492,251	3,932,776	4,487,752	3,928,277
Stock options	3,093,735	2,501,448	1,538,396	1,004,993
Deficit	(104,160,771)	(127,937,466)	(89,691,569)	(113,100,442)
	63,687,755	39,430,377	50,322,897	26,492,225
	$94,875,961	$70,618,583	$63,995,728	$40,165,056

Notes To Consolidated Financial Statements

June 30, 2008
(in Canadian dollars)

(d) Held-to-maturity investments:

SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company has determined that debt securities are classified as held-to-maturity securities, which are to be carried at amortized cost. As at June 30, 2008 and 2007, there is no material difference in accounting for held-to-maturity investments under U.S. GAAP.

(e) Research inventory:

In the fourth quarter of fiscal 2007, the Company adopted CICA Handbook Section 3031 - Inventories for Canadian GAAP, as described in note 2. The Company now writes down inventory immediately after purchase to the net realizable value. Under U.S. GAAP the cost of such research inventory with no alternative use must be expensed as inventory is purchased. This difference in accounting policy had no impact on the reconciliation for the statement of loss for the year ended June 30, 2008.

(f) Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company's acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Financial Accounting Standards Board ("FASB") Statement No. 2, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

In fiscal 2008, the Company (i) issued the former shareholders of ENI the first contingent milestone in the form of 174,123 common shares, representing additional consideration of $1,890,976 paid to acquire the technology, products and patents from ENI and; (ii) made a payment to the GHC relating to the TT-223 gastrin technology triggered by the receipt of non-royalty income received from Lilly.

The additional consideration paid to the former shareholders of ENI relating to ELND005 (AZD-103) is considered to be in-process research and development, and accordingly, has been expensed under U.S. GAAP. The payment made to GHC relating to the TT-223 gastrin technology is considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

In fiscal 2007, the Company acquired (i) the exclusive rights to intellectual property relating to the Optimol drug discovery technology acquired from Protana in 2006, (ii) made a payment to reduce the future royalties paid to the GHC relating to the TT-223 gastrin technology and (iii) also acquired the shares of NeuroMedix as discussed in note (g) below.

The exclusive rights to intellectual property relating to the Optimol drug discovery technology have been capitalized under U.S. GAAP as the payment relates to a patented process which the Company will utilize to identify potential new lead molecule candidates for further research and development. The pre-payment on future royalties paid to the GHC are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

During fiscal 2008, the Company recorded $874,165 in amortization expense relating to intangible assets capitalized under U.S. GAAP. The weighted average amortization period for the intangible assets recorded under U.S. GAAP is 28 months. The Company expects to recognize amortization expense relating to intangible assets recorded under U.S. GAAP by fiscal year as follows:

	$
2009	836,581
2010	836,581
2011	254,615
	1,927,777

(g) Acquisition of NeuroMedix:

On May 9, 2007, the Company completed a tender offer (the "Offer") for the outstanding shares of NeuroMedix as described in note 7 of the financial statements.

As part of the transaction, the Company acquired intangible assets of $11,085,259 which was capitalized under Canadian GAAP. Management has determined that this intangible asset does not have an alternative future use and accordingly, the technology has been expensed as in-process research and development under U.S. GAAP. The future income tax assets and liabilities recognized under Canadian GAAP for this transaction have not been recognized under U.S. GAAP.

(h) Gain on transfer of the ownership interest of SCT:

The transfer of the ownership interest of SCT included the disposition of in-process research and development that was capitalized under Canadian GAAP. For U.S. GAAP purposes, in-process research and development is expensed in the period of acquisition. Therefore, the net carrying value of the assets transferred under a contractual arrangement was reduced by $1,989,607 on the date of the transaction. In fiscal 2007 the Company received a payment of $400,000 from SCT which has been recorded as a gain for both Canadian and U.S. GAAP. During fiscal 2008, the Company received another payment from SCT in the amount of $650,000 which has been recorded as a gain for U.S. GAAP. Effective July 1, 2007, under Canadian GAAP, the Company accounts for the note receivable at fair value whereas under U.S. GAAP, the Company accounts for the amount as a note receivable. At June 30, 2008, management has determined that the final instalment due under the terms of the agreement is reasonably expected to be collected and accordingly, under U.S. GAAP, has recognized the final payment of $1,650,000 as a gain on sale of assets transferred under contractual arrangement.

(in Canadian dollars)

(i) Stock-based compensation:

Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R, Share-Based Payment. In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, accordingly, has applied the fair value-based method to all employee stock options issued on or after July 1, 2006. Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2006 will be recognized in net loss as the requisite service is rendered.

Under Canadian GAAP, the Company has applied the fair value method to stock options issued or modified from its 2004 fiscal year.

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $58,884 net reduction in compensation expense compared to Canadian GAAP [2007 – $99,570].

(j) Income taxes:

In June, 2006, The FASB issued Interpretation No.48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, which creates a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 during fiscal 2008 and the adoption had no impact on the Company's financial position, results of operations and cash flows.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the years ended June 30, 2008 and 2007, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company's net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to Nil. Under Canadian GAAP in fiscal 2007, as the Company amortized its intangible assets, the future tax liabilities were reversed resulting in recognizing a recovery of future income taxes in the statements of loss. The recovery of future income taxes recorded under Canadian GAAP has been reversed for U.S. GAAP purposes. There was no similar impact in 2008.

Significant components of the Company's future tax assets and liabilities under U.S. GAAP are as follows:

	2008 $	2007 $
Future tax assets:		
Capital and intangible assets	2,847,584	2,958,888
Non-capital loss carryforwards	8,592,470	13,060,484
Canadian scientific research and experimental development expenditures	7,083,051	6,523,214
Investment tax credits	4,744,882	3,367,860
Financing and share issuance costs	756,677	821,192
Deferred revenue	8,043,658	3,255,516
	32,068,322	29,987,154
Future tax liabilities:		
Intangible assets	(527,016)	(435,763)
Capital gains	(4,173)	(8,964)
Leasehold inducement	(23,807)	(29,723)
	31,513,326	29,512,704
Less valuation allowance	(31,513,326)	(29,512,704)
Net future tax asset	-	-

(k) Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $1,576,190 and $2,444,271 respectively, for the years ended June 30, 2008 and 2007. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

(l) Recent U.S. accounting pronouncements:

On April 25, 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under the FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 41, Business Combination, and other U.S. GAAP. FSP FAS 142-3 is effective for financial years beginning after December 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

Notes To Consolidated Financial Statements

June 30, 2008
(in Canadian dollars)

On December 12, 2007, the EITF ratified abstract: Issue 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after December 15, 2008. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

On June 27, 2007, the EITF ratified abstract: Issue 07-3, Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. The abstract may impact the treatment of non-refundable advance payments for goods or services that will be used or rendered for research and development activities. The abstract is effective for years beginning on or after December 15, 2007. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the adoption of SFAS 157 will have on its consolidated financial position and results of operations.

In December 2007, the FASB issued Statement No. 141R, Business Combinations ("FAS 141R"), and Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 ("FAS 160"). FAS 141R expands the scope of acquisition accounting to all transactions under which control of a business is obtained. Among other things, FAS 141R requires that contingent consideration as well as contingent assets and liabilities be recorded at fair value on the acquisition date, that acquired in-process research and development be capitalized and recorded as intangible assets at the acquisition date, and also requires transaction costs and costs to restructure the acquired company be expensed. FAS 160 provides guidance for the accounting, reporting and disclosure of noncontrolling interests and requires, among other things, that noncontrolling interests be recorded as equity in the consolidated financial statements. FAS 141R and FAS 160 are both effective, on a prospective basis, July 1, 2009 with the exception of the presentation and disclosure requirements of FAS 160 which must be applied retrospectively. The Company is assessing the impacts of these standards on its financial position and results of operations.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles ("FAS 162"). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used (order of authority) in the preparation of financial statements that are presented in conformity with generally accepted accounting standards in the United States. FAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of FAS 162 to have a material impact on its financial statements.

Corporate Information

Board of Directors



Michael R.D. Ashton

Independent consultant to the pharmaceutical industry and former CEO SkyePharma PLC



Paul Baehr

President, CEO and Chairman IBEX Technologies Inc.



Dr. Tony Cruz

Chairman and CEO Transition Therapeutics Inc.



Christopher Henley

President Henley Capital Corporation



Dr. Gary Pace

Founder, Director, and former Chairman and CEO QRxPharma Ltd.

Corporate Information

Corporate Office:

101 College Street, Suite 220, Toronto, Ontario M5G 1L7
Tel. 416.260.7770 | Fax. 416.260.2886

Executive Officers:

Dr. Tony Cruz
Chairman and Chief Executive Officer

Elie Farah
President and Chief Financial Officer

Dr. Aleksandra Pastrak
Vice President Research and Medical Officer

Carl Damiani
Vice President Business Development

Nicole Rusaw-George
Vice President Finance

Scientific Advisory Board:

Dr. Daniel J. Drucker

Professor of Medicine, a member of the Endocrinology Division at the University of Toronto and Director of the Banting and Best Diabetes Centre at the University of Toronto.

Dr. Alex Rabinovitch

Professor of Medicine and Co-Director of the Muttart Diabetes Research and Training Center, University of Alberta

Dr. Jay Skyler

Professor of Medicine, Pediatrics and Psychology, in the Division of Endocrinology, Diabetes and Metabolism, Department of Medicine, University of Miami, Chairman of the NIDDK Type 1 Diabetes TrialNet Study Group

Dr. Gordon C. Weir

Professor of Medicine, Harvard Medical School, Diabetes Research and Wellness Foundation Chair, Section Head, Islet Transplantation and Cell Biology, Joslin Diabetes Centre

Dr. Bernard Zinman

Professor of Medicine, University of Toronto, Director, Leadership Sinai Center for Diabetes Research, Senior Scientist, Samuel Lunenfeld Research Institute

Auditors:

PricewaterhouseCoopers LLP
Royal Trust Tower, Toronto-Dominion Centre,
77 King Street West, Suite 3000, Toronto, Ontario M5K 1G8

Transfer Agents:

Canada: Computershare Investor Services Inc.
100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1
Tel. 800.564.6253 | Fax. 888.453.0330

USA: Computershare Trust Company, NA
350 Indiana Street, Suite 800, Golden, Colorado 80401
Tel. 303.262.0600 | Fax. 303.262.0700

Stock Symbol:

NASDAQ Global Market: **TTHI**
Toronto Stock Exchange: **TTH**

Investor Relations:

Crystal Cockerham, Investor Relations Manager
Transition Therapeutics Inc.
101 College Street, Suite 220, Toronto, Ontario M5G 1L7
T. 416.263.1213 | Fax. 416.260.2886

Lisa Burns, President & CEO
Burns McClellan, Inc.
257 Park Avenue South, 15th Floor, New York, New York 10010
Tel. 212.213.0006 | Fax. 212.213.4447

Legal Counsel:

Securities

Andrew Grasby
McCarthy Tétrault LLP
421 7th Avenue S.W., Suite 3200, Calgary, Alberta T2P 4K9

Brett Cooper
Orrick, Herrington & Sutcliffe LLP
The Orrick Building, 405 Howard Street, San Francisco, California 94105

Corporate Secretary

Louis Alexopoulos
Sotos Associates LLP
180 Dundas Street West, Suite 1250, Toronto, Ontario M5G 1Z8

Annual General Meeting:

Monday, December 8, 2008 at 4:00 pm
MaRS Centre, South Tower, 101 College Street, Main Floor, Room CR3, Toronto, Ontario, Canada

Design by Transition Therapeutics Inc.

Transition Therapeutics Inc.

101 College Street, Suite 220
Toronto, Ontario M5G 1L7, Canada
www.transitiontherapeutics.com

END